# WOODBROOK GROUP HOLDINGS

## Reg CF |Form C |Test the Waters



THIS FORM IS ONLY USED FOR "TESTING THE WATERS" PURSUANT TO 17 CFR § 227.206 - SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS THROUGH FORM C-AR AS AN ANNUAL REPORT FOR DISCLOSURE PURPOSES.

**UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.**

**§ 227.206 Solicitations of interest and other communications.**

**(a)** *Solicitation of interest.* At any time before the filing of an offering statement, an issuer may communicate orally or in writing to determine whether there is any interest in a contemplated securities offering. Such communications are deemed to be an offer of a security for sale for purposes of the antifraud provisions of the Federal securities laws. No solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the offering statement is filed.

**(b)** *Conditions.* The communications must:

**(1)** State that no money or other consideration is being solicited, and if sent in response, will not be accepted;

**(2)** State that no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

**(3)** State that a person's indication of interest involves no obligation or commitment of any kind.

**(c)** *Indications of interest.* Any written communication under this section may include a means by which a person may indicate to the issuer that such person is interested in a potential offering. This issuer may require the name, address, telephone number, and/or email address in any response form included pursuant to this paragraph (c).

THIS FORM C IS PROVIDED FOR THE CONVENIENCE OF THE ISSUER WHO HAS AGREED TO TEST THE WATERS AND OFFER REGULATION CROWDFUNDING OFFERINGS UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS. THIS FORM C REQUIRES EACH ISSUER AND THEIR ATTORNEY TO THOROUGHLY COMPLETE, REVIEW AND FORM CHECK ITS CONTENTS BEFORE SUBMITTING IT TO THE SEC. UNTIL FILED WITH THE SEC, THE CONTENTS OF THIS FORM C AND ITS EXISTENCE ARE STRICTLY CONFIDENTIAL AND MAY NOT BE SHARED OR DISCUSSED WITH ANYONE EXCEPT FOR THE ISSUER'S AUTHORIZED AGENTS AND REPRESENTATIVES.

THE TERMS STATED IN THIS FORM ARE SUBJECT TO CHANGE DURING THE "TEST THE WATERS" CAMPAIGN. ANY AND ALL TERMS, INCLUDING BUT NOT LIMITED TO OFFERING TERMS, INVESTMENT CONDITIONS, AND RELATED DISCLOSURES, MAY BE ALTERED OR AMENDED AT THE DISCRETION OF THE ISSUER WITHOUT PRIOR NOTICE. THIS FLEXIBILITY IS INHERENT TO THE NATURE OF A "TEST THE WATERS" CAMPAIGN AND IS DESIGNED TO ACCOMMODATE ADJUSTMENTS BASED ON FEEDBACK, MARKET CONDITIONS, REGULATORY REQUIREMENTS, OR OTHER FACTORS DEEMED RELEVANT BY THE ISSUER. PARTICIPANTS IN THE CAMPAIGN SHOULD BE AWARE OF THE POTENTIAL FOR CHANGES AND UNDERSTAND THAT SUCH ALTERATIONS DO NOT IMPLY ANY OBLIGATION ON THE PART OF THE ISSUER TO ADHERE TO PREVIOUSLY STATED TERMS. IT IS RECOMMENDED THAT INDIVIDUALS CONSIDERING PARTICIPATION CAREFULLY REVIEW ALL UPDATES AND MODIFICATIONS TO ENSURE INFORMED DECISION-MAKING.

ANY REFERENCE TO ACTUAL SALES OF SECURITIES OR ACCEPTANCE OF FUNDS IS FOR REFERENCE AND INFORMATIONAL PURPOSES AND MUST BE ALIGNED WITH § 227.206 OF THE RELEVANT REGULATIONS GOVERNING SOLICITATION OF INTEREST AND OTHER COMMUNICATIONS.


**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**
**FORM C**
**UNDER THE SECURITIES ACT OF 1933**


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

| | |
|---|---|
| *Name of Issuer:* | Woodbrook Group Holdings, Inc. [ticker: WDBG] |
| *Legal status of Issuer; Form of Incorporation:* | Corporation |
| *Jurisdiction of Incorporation/Organization:* | Oklahoma |
| *Date of Organization(reincorporation via triangular merger)):* | October 27, 2023 |
| *Physical Addresses of Issuer:* | Edificio Bamola, Avenida Nativo Alers Desvio Su Aguada, PR 00602 |
| | 433 Plaza Real, Suite 275 Boca Raton, Florida 33432 |
| *Website of Issuer:* | www.chg-hotels.com |
| *Name of Intermediary via which the Offering will be Conducted:* | **PicMii Crowdfunding, LLC** *212 Spottswood Dr, Lancaster PA 17601* |
| *Phone:* | *717-333-0072* |
| *CIK Number of Intermediary:* | 0001817013 |
| *SEC File Number of Intermediary:* | 007-00246 |
| *CRD Number of Intermediary:* | 007281222 |

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:*

At the conclusion of the offering, the issuer shall pay a fee of 5.9% of the amount raised in the offering to the Intermediary in cash and equity.
*Any other direct or indirect interest in the issuer held by other Parties are paid directly to said Parties to acquire such an interest:*

There are other third parties that will also receive compensation in the form of cash and securities equal to a combined 10 percent (10%) of the total number of the securities sold and cash received via this offering.

| | |
|---|---|
| *Type of Security Offered:* | Equity |

*Target Number of Securities to be Offered:*      2,000 Shares
*Price (or Method for Determining Price):*      $5.00
*Minimum Offering Amount:*      $10,000

*Oversubscriptions Accepted:*
☑ Yes
☐ No

*Oversubscriptions will be Allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

*Maximum offering amount (if different from Target Offering Amount):*      $1,235,000
*Deadline to reach the Target Offering Amount:*      December 31, 2024

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current Number of Employees: (Hotel St. Thomas)*

5   Board of Directors
61 Headcount (current)
full-time employees
68 Headcount (current)

| | Most recent fiscal year-end (2022) | Prior fiscal year-end (2021) |
|---|---|---|
| **Total Assets** | 26,663,670 | 29,037,552 |
| **Cash & Cash Equivalents** | 27,519 | 17,086 |
| **Accounts Receivable** | 2,951 | 800 |
| **Short-term Debt** | 3,782 | 6,622 |
| **Long-term Debt** | 30,232 | 31,907 |
| **Revenues/Sales** | 3,788,920 | 321,522 |
| **Cost of Goods Sold** | 2,244,382 | 754,011 |
| **Taxes Paid** | -- | -- |
| **Net Income** | 1,530,774 | (442,061) |

*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Puerto Rico, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

# Offering Statement for Woodbrook Group Holdings, Inc. ("Woodbrook Group Holdings") [ticker: WDBG]

**1. Name of Issuer.**

Woodbrook Group Holdings, Inc. ("Woodbrook Group Holdings," the "Company," "we," or "us"), an Oklahoma C-Corp incorporated on October 27, 2023, is holding the following offering:

*Woodbrook Group Holdings, Inc. is offering securities in the form of Equity which provides investors the right to Common Stock in the Company.*

**Target Offering:** $10,000 | 2,000 Securities
**Maximum Offering Amount:** $1,235,000 | 247,000 Securities

**Share Price:** $5.00
**Type of Offering:** Equity

**Type of Security:** Common Stock
**Offering Deadline:** December 31, 2024
**Minimum Investment:** $500

*The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000 by December 31, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.*

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline:

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform.

Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

**Cautionary Note Concerning Forward-Looking Statements**

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**About This Form C**

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE PUBLICLY TRADED. THERE IS A CURRENT PUBLIC MARKET FOR THE SECURITIES AND ONE MAY FURTHER DEVELOP ON EITHER THE NASDAQ OR NYSE AS THE COMPANY FILES FOR AN UP-LIST TO EITHER MARKET. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "***RISK FACTORS***".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

DEALMAKER SECURITIES SHALL EMPLOY AN ESCROW AGENT, FOR RECEIPT OF INVESTED FUNDS AND UPON CLOSING OF THE OFFERING, SHALL APPLY THOSE FUNDS TO THE "USE OF PROCEEDS" ESTABLISHED BY THE ISSUER AND FOR PAYMENT OF THIRD-PARTY CONSULTANTS AND ADVISORS TO THE OFFERING; THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

# ELIGIBILITY

**2. The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

> **(1)** Is organized under, and subject to, the laws of a State or territory of the United States and the State of Oklahoma;
>
> **(2)** Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities
>
> Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
>
> **(3)** Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the
>
> "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by
>
> Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
>
> **(4)** Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
>
> **(5)** Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports
>
> required by law during the two years immediately preceding the filing of this Form C; and
>
> **(6)** Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified
>
> company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

No.

## DIRECTORS, OFFICERS, AND PROMOTERS OF THE COMPANY

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company and Dates of Service | Principal Occupation, Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| **Stéphane Cohen-Ganouna** | Oct 2023 – Present **Chairman** of the Board / CDO | Woodbrook Group Holdings (Oct 2023 – Present)<br><br>• Managing Partner Stellar Invest (Consulting) (Europe & Global)<br>• EVP Operations T Corp Investment (Office Family) (Canada & USA)<br>• Head of Strategy, EMEA, CEO Advisor and Board Director at Briotech (USA & Europe)<br>• Managing Partner **Arethusa Capital** & DGC Capital (Canada)<br>• Board & CEO Advisor Air Promotion Group (Global)<br>• Managing Director Europe at **Keira Capital** (M&A, PE) (Canada & Europe)<br>• Chief Procurement Officer at **Dexia Bank** (Europe)<br>• Principal at **BearingPoint** (Operational Consulting) (Europe)<br>• Principal at **Boston Consulting Group** (Srategy & Operational Consulting) (Global)<br>• Manager at **AT Kearney** (Strategy & Operational Consulting) (Europe)<br>• Internal Auditor at Ciments Francais Group (now Heidelberg Cement) (Global)<br>• From Trainee to Engineer in Advanced Science Research & Teaching (French National Research Center, IBM) (France)<br>• **Reserve Colonel - Engineering Corps - French Ministry of Defense** (DGA) | INSEAD (Masters Degree - Deans List -  in Business Administration) (European Campus - 1994)<br><br>Mines - Paris Tech (Master Degree  - Deans List - in Science - Engineering) (French Campus - 1986-1989)<br><br>Lycée Louis - Le - Grand - Bachelor of Science (Paris - 1983-1986) |

| | | | |
|---|---|---|---|
| **Lonnie Fuller** | Oct 2022 – Present<br>**Interim-President** /<br>Director | Woodbrook Group Holdings<br>(Oct 2022 – Present)<br>• President Sol Coast Development<br>• CEO Cedu Development<br>• CEO Pacific Coast Development<br>• COO of Tradewinds Development<br>• CEO of American Heritage Development<br>• CEO and Pres of Canyon State Development<br>• Construction Management<br>• Development Project Management<br>• Real Estate Acquisitions<br>• Real Estate Sales Strategies<br>• Housing and Commercial Real Estate Design<br>• Real Estate Entitlements | |
| **Nour-Dean Anakar** | Oct 2022 – Present<br>**COO**/Director | Woodbrook Group Holdings<br>(Oct 2022 – Present)<br>• Development & Management Gaming and Hospitality Operations Group PLC<br>• Managing Director Five Oceans Hospitality<br>• COO Sorteo Games<br>• Director RCI Hospitality<br>• Managing Director Hilton International Landbrokes, PLC<br>• Director McKinney Capital<br>• Hotel and Casino Management<br>• Hotel Acquisition and Due Diligence<br>• Hotel and Resort Design<br>• Hotel Flag Evaluations, Negotiations and Oversight | Duke University<br>(1976-1979)<br>Bachelors Degree<br><br>Conrad Hilton University of Houston School of Hospitality Management<br>(1980-1983) |
| **Jose E. Ruiz, CPA** | Oct 2022 – Present<br>**Interim-CFO**/Director | Woodbrook Group Holdings<br>(Oct 2022 – Present)<br>• CEO JR Business Advisors LLC<br>• Financial Statements<br>• Personal and Corporate Tax<br>• Tax Planning<br>• Audits | University of PR Mayaguez Campus<br>(1994-1999)<br><br>Bachelors Degree in Accounting |
| **Rodney Hernandez, JD** | Oct 2022 – Present<br>**VP Legal Affairs**/<br>Director | Woodbrook Group Holdings<br>(Oct 2022 – Present)<br>Partner in the Law Firm of Lorenzo, Lorenzo and Hernandez CSP<br>• Partner in the Law Firm of Lorenzo, Lorenzo and Hernandez, CSP<br>• Business Litigation<br>• Corporate Law | University of PR, Mayaguez Campus with Bachelors Degree in Business Administration and Accounting.<br><br>Interamerican University of PR . |

| | | ▪ Government Affairs<br>▪ Immigration Law<br>▪ Commercial and Private Real Estate Law<br>▪ Extensive Experience in Accounting, Finance and Audit | Masters Degree in Business Administration for Finance and Accounting.<br><br>Pontifical Catholic University of PR Juris Doctorate Degree |
|---|---|---|---|
| **Carlos Ardavin, JR** | Sep 2023 – Present<br>**VP Construction & Maintenance** | Woodbrook Group Holdings (Sep 2023 – Present)<br>▪ Exec VP - The Tower Group<br>▪ Chaiman Board of Directors - Florida Assoc. of Builders and Contractors | University of Central Florida Bachelors in Business Administration<br><br>General Contractor State of Florida Since 1993 |
| **Mohssaine Anakar** | Oct 2023 – Present<br>**VP Hospitality & Revenue Management** | Woodbrook Group Holdings (Oct 2023 – Present)<br>Five Oceans Hospitality<br>▪ Director of Hotel Operations<br>JK Hospitality Group<br>▪ Director of Operations<br>RCI Hospitality<br>▪ General Manager<br>Hyatt Hotels/Grand Hyatt<br>▪ Hotel Assistant Manager<br>Mosaic Hotel<br>▪ Assistant General Manager<br>L'Auberge Del Mar<br>▪ Director of Rooms | University of Houston Bachelors in Business Administration |
| **Peter McNulty** | Sept 2023 – Present<br>**Director** | Woodbrook Group Holdings (Sept 2023 – Present)<br>CFO Pioneer Asset Management AG (July 2023 – Present)<br>▪ COO at QPQ AG<br>▪ CEO Fairlane Yachts Ltd<br>▪ CEO Sberbank AG, Zurich<br>▪ CFO Barclays Capital - Asia Pacific and MD Hong Kong<br>▪ Deloitte - Senior Auditor - Melbourne/Dublin<br>▪ | University College, Dublin Ireland - Bachelors of Communications<br><br>MBA University of New South Wales<br><br>Fellow of the Institute of Chartered Accountants, FCA<br><br>Institute of Chartered Accountants – Ireland<br><br>Associate of Institute of Chartered Accountants, ACA<br><br>Institute of Chartered Accountants - Australia |

**MR. STEPHANE COHEN-GANOUNA - CHAIRMAN OF THE BOARD AND CHIEF DEVELOPMENT OFFICER [CDO]**

Mr. Stephane Cohen-Ganouna is a seasoned executive with a background in defense, finance, engineering, and management consulting. Known for his ability to master subjects quickly and efficiently he spends the majority of his time as a strategy advisor to UHNW family offices, medium to large corporations, and governments specializing in security and loss prevention. Originally born in Paris, France, Stephane began his academic career having graduated with a Master of Science in Engineering from the prestigious MINES Paris Tech (Dean's List). Later Mr. Cohen-Ganouna received his MBA from INSEAD, Fontainebleau France campus (Dean's List).

Stephane immediately began his work life in various areas of science and technology revolving around Information Technology, as well as Particles and Nuclear Physics. Since the age of 25, Mr. Cohen-Ganouna has served in the Reserve of the French Ministry of Defense (Armament Directorate), currently with the rank of Engineer in Chief (Colonel), while in the private sector he thrived in the field of management consulting. During his consulting career Stephane worked for A.T. Kearney, as well as for Boston Consulting Group where he won the 1999 BCG European 1st Innovation Note Award. During his time in management consulting Stephane worked on mergers & acquisitions, as well as turn-around work in a wide variety of industries including financial institutions, consumer goods, energy (oil and gas), transportation/logistics, automotive, healthcare, luxury, travel, and hospitality.

Mr. Cohen-Ganouna also has vast real estate and finance experience starting with his tenure at Dexia Bank where he worked as a Sr. VP of Global Organization, Sourcing, Logistics, and Real Estate. This position entailed working as a strategic advisor for the group CEO. Stephane also gained some knowledge of large-scale building projects during his time at Ciments Francais working on pre & post acquisition due diligence. Later Stephane worked in Private Equity advising UHNW Family Offices, SML Enterprises and individuals in the area of strategy, transformation, and implementation. Through his work with T Corp Investments, the holding company for Philippe III de Gaspé Beaubien, Stephane is associated with the Family Enterprise Foundation which is a charitable organization focused on educational resources, research and sustainability on behalf of some of the world's wealthiest families and their generational wealth and business interests.

In Parallel and for the last 12 years, Mr. Cohen-Ganouna is the single Advisor to the Board & to the CEO of APG Network, which is the sole WW distribution network of Airline products, even seating at decision levels of IATA. Stephane is currently married with one small child, and a father to two adult children. He spends his time swimming, assisting in research of physics and energy projects, as well as various philanthropic pursuits associated with traveling and integrated human development.

**MR. LONNIE FULLER - BOARD MEMBER AND INTERIM-PRESIDENT**

• Seasoned developer with more than 30 years of experience in several countries
• Extensive knowledge in construction of Hotels, Office Bldgs., Shopping Centers, Health Clinics, Banks & Schools
• International Experience in: Caribbean, Central America, Mexico and South Pacific
• COO of Tradewinds Development: Developer of Commercial and Residential Housing in Ariz Officer and Director ona
• President/Managing Partner: Pacific Coast Academy, an Accredited School and at-Risk Teens and Behavior Center
• CEO and Managing Partner for Pacific Coast Development: Development company for Pacific Coast Academy responsible for all construction activities. Including student housing, classrooms, first aid center, admissions offices on the Islands of American and Western Samoa, South Pacific
• CEO of American Heritage Development: Custom Housing in Arizona
• President/Managing Partner: Blue Water M&A, Hotel Development in Puerto Rico
• President of Sol Coast Development: Developer of Residential Housing in Florida
• CEO and President of Canyon State Development: Commercial and Residential Housing in US Virgin Islands
• CEO of Cedu Development: Providing consulting and development services to the affordable housing development branch (I.N.H.U.M.P.A.) for the government of Honduras

**MR. NOUR-DEAN ANAKAR** - BOARD MEMBER AND **CHIEF OPERATING OFFICER**

Nour–Dean has 30+ years of experience and a successful track record in leading the development and management of top-ranked gaming and hospitality operations and other successful ventures in the United States, Europe, and Latin America. Nour-Dean contributes a high level of international collaboration. His hospitality and gaming developments and operations expertise and global connections have enabled Ladbrokes Group PLC, Hilton International, Grupo Codere, AHG Investments, McKinney Capital, Pacific Six, and Five Oceans Hospitality to grow and expand globally. His services and successes identifying the right locations and the right properties in the USA and globally country by country to develop and operate leading highly profitable hospitality and regulated gaming properties.

Nour-Dean is a seasoned expert in areas of hospitality developments and operations on an international basis. He has developed market studies, feasibility studies, operating systems and financial structures; in addition to having the diplomatic expertise with foreign governments to ensure the hospitality and gaming projects both commences and finishes successfully at all levels. Nour-Dean is fluent in Spanish, Arabic, French, and English.

Nour-Dean Anakar was born and raised in Tangier, Morocco, a city renowned for its tourism and hotel industry. His father, Mokhtar, as well as two of his uncles, were very well-known throughout the Moroccan and Southern European hospitality industry. When Nour-Dean was in elementary school at the American School in Tangier, his father was operating El Minzah, the leading iconic luxury hotel in Morocco. It was the favorite choice in Morocco for many famous authors, celebrities, royals, and heads of states. Frequent guests included Ernest Hemingway, Paul Bowles, Clark Gable, Humphrey Bogart, Catherine Hepburn, Peter O'Toole, Queen Elizabeth, Princess Grace of Monaco, King Juan Carlos of Spain, and the Shah of Iran.

After four years as an undergraduate at Duke University and two years as graduate student at the Conrad Hilton Scholl of Hotel & Resort Management, Nour-Dean joined Ladbrokes Group PLC, the leading Global hospitality and gaming company, and went on to become the group's Managing Director in South America where he developed and opened many of their leading hotels and casinos and resorts. Nour-Dean's three brothers also followed the family legacy and chose hospitality management careers throughout Europe and the United States.

Select Hospitality Experience

- The Charlie Club Hotels & Spas (Chicago, Dallas, Houston, Miami, Arlington, New York)
- The Harvest Ranch Hotel (Houston, Texas)
- The Gondolier Hotel (Austin, Texas)
- Conrad Resort & Casino (Punta Del Este, Uruguay)
- Hilton Resort (Cartagena, Columbia)
- Hilton Puerto Madero Hotel & Convention Center (Buenos Aires, Argentina)
- Vina Del Mar Resort & Spa & Casino (Vina Del Mar, Chile)
- Las Delfines Hotel & Spa & Casino (Lima, Peru)
- The Dorchester (London, England)
- Maxims (London, England)
- Vista Hotel (New York, New York)
- The Hilton Hotel & Convention Center (Sao Paolo, Brazil)
- Carrasco Resort & Casino & Spa (Montevideo, Uruguay)
- Maronas Resort & Entertainment Center (Montevideo, Uruguay)
- Hard Rock Hotel & Casino & Live Music Center (Mexico City, Mexico)
- EuroStars Hotel (Madrid, Spain)
- Las Llenas Resort (Mendoza, Argentina)
- Hotel Emperador (Buenos Aires, Argentina)

**MR. JOSE E. RUIZ** - BOARD MEMBER AND **INTERIM-CHIEF FINANCIAL OFFICER**

Jose E. Ruiz is a hard-working Certified Public Accountant that has been performing accounting, and tax services for over 20 years. Jose's career started back in year 1999 after he graduated from the University of Puerto Rico, Mayaguez Campus and started working on a government contract in the Housing Department of Puerto Rico as an Accounts Payable Clerk while he was studying for the CPA exam.

On year 2000 he moved to Washington DC where he worked as an auditor for the Federal Government and some privates Accounting Firms. That year, Jose also became a Certified Public Accountant in the State of Virginia.

While living in the DC Metro area, Jose started working with the federal government for the Defense Contract Audit Agency (DCAA) performing operational audits for Dept. of Defense contractor. During year 2002 Jose moved to the private sector working for a regional accounting firm called Clifton Gunderson LLC auditing Federal Agencies such as Dept of Health and Human Services and Dept of Treasury. Then on 2004 Jose joined the Big Four Accounting Firm Ernst and Young (EY) as a senior auditor working in complex audits for clients such as NASA and US Postal Services.

On year 2005 Jose's moved to the EY office in San Juan PR to continue working as a senior auditor. In PR, he worked in audits for clients in the pharmaceutical industry such as Amgen, and Sanofi-Aventis. During the summer of 2006 Jose's decided to start his own accounting practice performing accounting and tax services for business clients in Puerto Rico.

Over the years Jose has develop an expertise in several tax areas such as individuals and corporate taxes, PR tax incentives and complex tax situations for corporations. Jose's accounting practice has been growing 10-20% each year by performing great work for clients and making some strategic alliances with business professionals in other areas such as mortgage lenders, lawyers, and other tax professionals.

Jose holds a bachelor's degree in business administration with concentration in Accounting from University of Puerto Rico, Mayaguez campus.


**MR. MOHSSAINE ANAKAR - VICE PRESIDENT OF HOSPITALITY REVENUE MANAGEMENT**

With over 25 years of hospitality experience, Mohssaine has been involved in every aspect of hotel operations including expertise in new property openings. During his extensive hospitality management career, Mohssaine has directed and managed all aspects of luxury hotel and resort operations including VIP hospitality services, rooms and food & beverage divisions, sales & marketing, engineering, catering, and banquet operations.

With Destination Hotels and Resorts, Mohssaine was a key member of the executive management team involved in the planning and successful reopening of the award-winning luxury lifestyle boutique hotel L'Auberge Del Mar after a 30-million-dollar renovation and repositioning of the property. He subsequently became part of Destination Hotels' opening management task force where he was part of the management team on the opening of Suncadia Resort and Spa. During his tenure as Director of hotel revenues & all operations at the Sunset Tower Hotel in Hollywood, he was tasked with opening and overseeing the hotel's luxury spa, which had previously been leased out. Mohssaine also managed all hotel and food and beverage operations at the Mosaic luxury boutique hotel in Beverly Hills. With RCI Hospitality, as a Regional General Manager, Mohssaine oversaw the full renovation and opening of several top-rated fine dining restaurants and night clubs in the Dallas/Fort Worth markets and oversaw the opening of two market leading sports bar/restaurants.

Having grown up in the hospitality industry with a father who was a leading hotel and restaurant operator in Morocco and Southern Spain, and following the leadership of his older brother, Nour-Dean Anakar, who developed and operated top ranked hotels and gaming operations in the United States, Europe, and Latin America, Mohssaine has particularly enjoyed the challenges and rewards of opening new boutique independent properties.

**MR. RODNEY R. HERNANDEZ - BOARD MEMBER AND VP LEGAL, COMPLIANCE AND GOVERNMENT AFFAIRS**

Rodney R. Hernandez, ESQ, MBA, was born and raised in Aguadilla, Puerto Rico. He graduated Cum Lauded from the University of Puerto Rico with a bachelor's degree in Business Administration in Accounting. After graduation, he attended the Interamerican University of Puerto Rico and obtained two master's degree where he graduated Cum Lauded in Business Administration with majors in Accounting and Finance. Rodney obtained his Juris Doctor from the Pontifical Catholic University of Puerto Rico. After graduation he was admitted to practice law in Puerto Rico. Rodney is an Innovative and successful attorney with more than fifteen years of experience bringing extensive legal counsel, representation, and law firm experience in wide variety of disciplines with emphasis in Business Litigation, Corporate Law, Government Affairs, Immigration Law, Commercial and Private Real Estate. Also have more than twenty year of experience in the fields of Accounting, Finance and Audit.

In 2009 join forces with his partners an attorney with over 30 years of experience and incorporated the Law Firm Lorenzo, Lorenzo & Hernandez, C.S.P. Since then, Rodney R. Hernandez has rendered his legal services as a trial lawyer, corporate lawyer, business immigration attorney and also as a legal consultant for multiples private corporations and government agencies of Puerto Rico. Among the government agency for which he has been Legal Advisor are the following: the Office of the Comptroller of Puerto Rico, Puerto Rico Senate, Department of Education, Police Academy Puerto Rico, Municipality of Aguada, Puerto Rican Institute of Culture and the Trade and Export Company under the Department of Economic Development of Puerto Rico.

**MR. CARLOS ARDAVIN JR - VICE PRESIDENT CONSTRUCTION AND MAINTENANCE**

Carlos Ardavin Jr. has been a Construction Industry leader in both the private and public sectors for the last 35 years. Mr. Ardavin has specialized in leading the efforts in business development, pre-construction, estimating, contract negotiations and construction. As a seasoned construction executive, Mr. Ardavin has the skills and experience to monitor and oversee the development and construction of projects from start to finish; including management of construction schedule and construction budget, selection of the design teams, general contractor and major trade partners, as well as overseeing the construction process and resolving any and all dispute resolution issues.

Mr. Ardavin received his college education at University of Central Florida. After serving as a member of the UCF Football team for three years, he graduated with a Bachelor of Science in Business Administration in 1985. After rising through the ranks of the family business, C. Ardavin Construction, for ten years. Mr. Ardavin earned his General Contractors License from the State of Florida in 1993.

In 2001, Mr. Ardavin decided to accept an Executive Vice President position at The Tower Group. While at The Tower Group, Mr. Ardavin played a major role in increasing the volume and profitability of a $50 M per year consisting of primarily office-warehouse parks prior to Mr. Ardavin joining the team to a $200 M+ per year Top 10 Florida GC with four offices throughout the state by entering the hospitality market, public transportation markets and other major projects. The controlled growth of the company led to OHL acquiring the company in 2006.

In 2005, Mr. Ardavin was asked by other executives in the South Florida Construction Industry to join the Board of Directors for the Florida East Coast Chapter of the Associated Builders & Contractors. Mr. Ardavin was the selected as Chairman of the Board in 2010. He was also selected as Chairman of the Board for ABC of Florida, which oversees the legislative efforts of the five ABC chapters in Florida. ABC also provided a platform for Mr. Ardavin to serve his community and several charities in South Florida as well as the South Florida Construction Industry. Mr. Ardavin remains as a current board member of ABC of Florida.

From 2010-2022, Mr. Ardavin has provided his skills, experience and many resources to assist four different general contractors build and maintain business development and major trade partner relationships in Florida: Areda Construction, MGC Services Inc., JWR Construction and Cambridge Construction.

**MR. PETER J. McNULTY - BOARD MEMBER**

Mr. McNulty is a highly experienced entrepreneurial C-suite individual having held CFO, COO, and CEO positions across multiple global banking and other enterprises, invariably in roles where significant change is demanded. Typically, I have been deployed into areas of strategic importance positioned for future growth, or into situations requiring major transformations of the business models being employed. I am someone with clear strategic, and where necessary tactical, vision, who can execute quickly to support global strategies and or bring about the necessary change to align or reinvigorate business models. I am more comfortable in an entrepreneurial setting but can easily operate in an established business and have gravitated to the former in my assignments. My main strengths are leadership of people and strategy, energy and commitment to get the job done, and resilience to overcome major difficulties, whilst focusing on moving the organizations forward through greater teamwork, and a focus on clients and the bottom line.

Key achievements include:

- Raising finance for and then turning around Fairline Yachts from a significant loss maker to breakeven within 18 months.
- Turnaround of a failing Swiss corporate and investment bank which had lost over $40m in the three years prior to my arrival, achieving profitability in twenty-four months.
- Dynamic leadership of an international mid-tier financial services group with a focus on Russia/CIS & Africa during and in the aftermath of the 2008 credit crisis, through improved financial stewardship, significant cost cutting, and re-evaluation of business models.
- Support of a major British bank's push into Asia, through strategic business vision, and major transformation projects, utilizing my financial acumen to deliver a nine-fold increase in revenues and a similar increase in net profit.
- Executed major transformation projects across teams, processes and systems, driving commercial benefits or competitive advantage to organizations.
- In every endeavor undertaken I have built strong management teams utilizing brand, the Human Resources function, and my own reputation to attract and retain A rated managers and staff.

## Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to hospitality laws within the United States and other jurisdictions within which the Company has acquired operating hotel / resort properties. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## Employees

The Company currently has five (5) employees (board Members), with four (4) other Board Members incoming in the holdings company and 127 employees under the umbrella operations of the current acquired hotel, "Hotel St. Thomas".

The Hotel St. Thomas has 61 full-time employees, an additional 68 part-time employees during various seasons.

# PRINCIPAL SECURITY HOLDERS

**Principal Security Holder Name**

Equity / Debt Financing Pool:    (held by the Company, Woodbrook Group Holdings, Inc.)
**Securities:**                  (Issued & Outstanding) 9,290,242
**Security Class:**              Common Stock
**Voting Power:**                **85.22%**

# BUSINESS AND ANTICIPATED BUSINESS PLAN

## 7.  Description of the Business

Woodbrook Group Holdings, Inc. is a hospitality management company, operating through its wholly owned subsidiary Caribbean Hospitality Group, Inc. CHG provides general management and oversight of subsidiary hotels it acquires with key market targets for continuing M&A activities in all top tourism and capital market locales around the globe. The accuracy, repeatability and dependability of the firm's service offerings will also allow for **short-term vacation rentals on multi-unit residences** to become a part of the business model. In addition, the company will market heavily to the **corporate-government travel sector, while introducing membership of high-end residences** as part of its total service offerings.

Whether it is the standard tourist customer, business-traveler or government official, the Company sees itself separating from its sector by having a full compliment of offerings, options and services to the **tourism consumer, the business travel, government travel and conference sectors**, including other events such as **banquets & balls, weddings, film & television and sporting event opportunities**. The Company shall also expand its service offerings via its **restaurants, nightclubs, spas, catering & food services, casino and themed event operations**.

## Business Model

The Company is planning to reach its target market of tourists, corporations (large & mid-sized) homeowner's associations, property owner organizations and various contractors through sales representatives, distributors, direct sales and utility / insurance service providers. The Company plans to conduct promotions and outreach through builder events and online social media.

**The Company's Properties and Markets**

| Property | Description | Market | Net Acq. Price | $M&A |
|---|---|---|---|---|
| **Hotel St. Thomas** | 23 Suites<br>expansion to 45 suites<br>1 Restaurant<br>1 Gym / Spa | Montreal<br>Canada | $28,000,000 | $30,000,000 |

**Currently in Negotiations for Acquisition:**

The properties referenced below are in current negotiations by CHG as part of its global M&A campaign. Those named are in review of Purchase & Sale Agreements (PSAs). Those not specifically named are in negotiation, have agreed to sell and issues like price, method of acquisition and timing are being negotiated. Reference other negotiated hotel acquisitions: [**1**, St. M, **1**-UK, **2**-CA, **2**-DUB, **3**-MNT(CAN), **4**-PR, **5**-USVI, **11**-FL]

**1)** A Hotel and Casino, PR
**2)** A Hotel, Catalina Is. CA
**3)** Hotel in Morocco
**4)** A Resort in the Florida Keys, FL
**5)** A Resort in, Puerto Rico
**6)** A Resort in Old San Juan, Puerto Rico
**7)** A Hotel in USVI
**8)** A Hotel in USVI
**9)** A Hotel in USVI
**10)** A Hotel in FL
**11)** A Resort in USVI
**12)** An Inn in Miami Beach, FL
**13)** A Hotel in Miami Beach, FL
**14)** A set of Villas & Hotel, Miami Beach, FL
**15)** A Flag Inn in Kissimmee, FL
**16)** A Flag Hotel, Orlando, FL
**17)** A Flag Inn in Boca Raton, FL
**18)** A 5-Star Flag Hotel in Long Beach, CA
**19)** A Hotel in USVI
**20)** 4-Star Hotel in Puerto Rico
**21)** A Hotel in Miami Beach, FL
**22)** A Hotel in Miami Beach, FL
**23)** A Hotel in Miami, FL
**24)** A Hotel in Miami, FL
**25)** Canada Portfolio – 4 Hotels
**26)** French Portfolio – 4 Hotels
**27)** German Portfolio – 3 Hotels
**28)** European Portfolio of 15 hotels
**TOTAL: 50 HOTELS**

**Competition**

In the US, the market is fragmented specifically in the mid-tier to high-end luxury hotel space. There are many players that have carved specific niche spaces in the market, which are reflective of the "Airbnb" and "VRBO" sector, including the rise of green builders/servicing, a huge growing sector, 'millennium' aged property owners in public-companies that have bought large portfolios of operating real estate. **The hospital sector, however, is subject to the whims of the economy – when the economy is good, tourism is typically good and hotels thrive,** but when the economy is in a downturn, tourism is usually affected negatively, however business travel maintains a consistent parity to normal economic times. **CHG is the only multi-hotel, multi-property, management, holding company, currently applying an AI platform** that provides an affordable, certified and accurate hotel services, room costing & billing and risk management platform that satisfies all of these requirements for our property management teams, saving them time and money, and providing them added profitability options due to time and process savings. This applies to hotel/resort/casino properties in luxury short term rental properties (such as "Airbnb" and "VRBO" type properties).

**Customer Base**

The Company revenue solutions team (lead by its Head of Revenue Operations, Mr. Mohssaine Anakar [VP Hospitality Revenue Management]) has planned to deploy B2B service offerings by targeting multi-national conglomerates and corporations as potential customers to our varied hotel / resort & hospitality offerings. Rather than rely solely on the whims of the tourist patron, the Company has aggressively targeted the corporate and government client as a major market focus – business travel, corporate retreats, conventions, employee incentive & appreciation packages, employee-family discount packages and in-residential, multi-dwelling for large commercial / industrial customers who seek a complete hospitality service offering, with built-in AI-system integration including market anomaly detection and loss-prevention by achieving sustainable goals around global economic market trends and delivering decisively on the needs of the customer. CHG hospitality solutions also fits institutional customers like bankers, investment bankers, insurance providers, sports & entertainment sectors and university students, by corroborating relative data to improve the Company product offerings, and deliver discounts and rebates to their customer base to acquire new customers or retain existing customers.

**Supply Chain**

CHG hotel-supplies protocol seeks to ensure all of its operating departments with a consistent resource of necessary supplies via certified supply-chain platforms and services provided by third party companies for support to all of its operations and maintenance departments.

**Governmental / Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

# RISK FACTORS

*Investing in these Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies, although Issuer has a C-Level management team that has extensive experience in the hospitality sector and all acquired hotels are existing and operating successfully for several years. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

## 8. Risks Related to the Company's Business and Industry

***We have a limited operating history as a hospitality holding / management upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. Each target company, however, along with our seasoned management team, have a required extensive operating history and several combined decades of history in the hospitality sector.***

The Company is still in an early-phase operating as a consolidated holding company, managing a collective or operating hotels and we are just beginning to implement our business plan, although each target operating hotel / resort has been operating successfully for several years. There can be no assurance that we will continue to operate profitably as a collective, however it is likely due to the experience of the management team and each hotel as established operating entities. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises such as COVID-19 did have a significant effect on the business operations of each target hotel and may affect our consolidated revenue projections.***

With shelter-in-place orders and non-essential business closings that can potentially happen (such as throughout 2020 to early 2022) future pandemics like COVID-19 are difficult to predict, and so the Company's revenue may be adversely affected, if another pandemic arises.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's early operations and acquisitions as required by its current business plan.***

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining additional capital.***

We may have difficulty raising additional needed capital in the future as a result of, among other factors, potentially diminished revenues from sales, low occupancy rates, as well as the inherent business risks associated with our Company and present and future market conditions. Our business (via consolidated acquisitions) currently generates revenue, but future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our construction development or commercialization programs, product or service launches or marketing efforts, or other planned acquisitions, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.***

Currently, our authorized capital stock consists of 1,000,000,000 shares of common stock, of which 44,040,530 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities. The Company does plan, however, to increase its Authorized Shares of Common Stock and of blank check Preferred Stock.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage holdings and hospitality management company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are either not fully developed or are developing. In developing and marketing new lines of business and/or new products and services, or new hotel acquisitions, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in acquiring new targeted hotels, introducing new products and services in response to industry trends or developments in the hospitality sector, or those new products may not achieve market acceptance. As a result, we could lose revenue and profitability, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases.

***We rely on other companies to provide components and services for our products and service offerings.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and hotel patrons in order to conduct our operations. Our ability to meet our obligations to our customers and patrons may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate to supply, produce or manufacture of major components or sub-elements for our operations or products we sell, including housekeeping items (such as bedding, towels, etc.), foods, drinks and food service items, or from whom we acquire such items, do not provide a full complement of stocks, which meet with the required needs of our hospitality operations and perform to our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial or macro-economic problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular set of products or items that may be vital to our operations or ability to service the needs of our customers or patrons. Our products may utilize custom elements, ingredients or components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights, inclusive of copyrights and/or brand rights from acquired hotels to operate its business and said intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our inability to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.
We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights.

There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property related to specific corporate service offerings, flag and brand acquisitions, will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the hospitality / branding field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, we are dependent on Stéphane A. Cohen-Ganouna (Chairman) Lonnie Fuller, President and Nour-Dean Anakar, our COO. The Company has or intends to enter into employment agreements with Messrs. Jose Ruiz (CFO), Mohssaine Anakar (VP Hospitality Revenue Management), Rodney Hernandez, (VP Legal, Compliance & Govt Affairs), Carlos Ardavin, Jr. (VP Development and Construction), however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of the aforementioned executives, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not currently have any key person life insurance policies on any such people, but does plan to have "Key Man" insurance via Nationwide, including a 401K***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not yet purchased any insurance policies with respect to those individuals in the event of their death or disability, however, intends to do so upon more robust financing. Therefore, if any of these personnel die or become disabled until then, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel. Plans are currently in place to tender "Key Man Insurance" via Nationwide.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand / flag brands (current or to be acquired) are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand / flag brands could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. There may be nefarious actors who may use such social media in order to gain advantage either from competitors or for personal gain, such as feigning a fall or accident of some type and then making defamatory or nefarious statements on social media about our company in order to advance a settlement or other financial cause to their benefit.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and customers / patrons. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our hotels, operations systems and products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

Additionally, the success of our operations perpetrated online (such as bookings, etc.) depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cybersecurity or cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not currently subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies, however when the company becomes public via IPO, this will change.***

The Company may not currently have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. This uncertainty and condition will change upon approval by FINRA / SEC oversight due to several planned regulatory filings, including, but not limited to 8-A, 8K, 10Q, 10K and S1 Registration filings that the company will make either prior to or after successful competition of its next capitalization event, Reg A+ (Tier 2).

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as public and municipal ordinances, local licensing requirements, and retail operations, tariffs and debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations. Since hotels are public accommodations, and as such, our managers are obligated to accept any guest as long as we have rooms available; although our hotels generally can refuse service to guests who are drunk and disorderly, have a contagious disease or are trying to bring animals into our properties that do not accept pets.

## Risks Related to the Offering

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has not conducted previous offerings of securities and may not have completely complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given that the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately or in your personal preference, agreement or consent.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period.

The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to reconfirm their investment as it will be deemed to have been completed prior to the material change.

***The Company could potentially be found to have not complied with securities law in connection with this Offering.***

Prior to filing this Form C, the Company may have engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors ("Testing the Waters" Communications) prior to the Offering is attached as Exhibit E.

<p align="center">**Risks Related to the Securities**</p>

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into "**CF Shadow Securities**". The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities.

The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities. In addition, the Company has certain convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price after the Company has successfully tendered a public offering and the securities become freely trading.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

*There is no guarantee of a return on an Investor's investment.*

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

# The Offering

## 9. What is the purpose of this offering?

If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question.

## 10. How does the issuer intend to use the proceeds of this offering?

Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

|  | % of Capital if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Capital if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| **PicMii Portal Fee** | 5.90% | $590 | 5.90% | $72,865 |
| **New Hires** | 9.5% | $950 | 9.5% | $117,325 |
| **Note** | 28.20% | $2,820 | 28.20% | $348,270 |
| **M&A Deposits** | 37.60% | $3,760 | 37.60% | $464,360 |
| **Operational Cost** | 18.8% | $188 | 18.80% | $232,180 |
| **Total** | 100% | $10,000 | 100% | $1,235,000 |

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

## 11. How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investors name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

## 12. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

**The company may perform multiple closings or rolling closings for the offering.**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

## OWNERSHIP AND CAPITAL STRUCTURE

### The Offering

**13. Describe the terms of the securities being offered.**

The Company is offering a minimum amount of $10,000 (the "**Minimum Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Equity (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2024 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

*Woodbrook Group Holdings, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 5.90% of the value of the securities sold through Regulation CF and a $5,000 upfront payment upon the commencement of the campaign. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.*

The Company plans to raise between $10,000 and $1,235,000  through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

**14. Do the securities offered have voting rights? Voting Rights and Proxy:**

**Woodbrook Group Holdings, Inc. are offering Common Stock in their company.** The securities have voting rights, however, those rights will be given back to the CEO through the voting proxy described below:

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**15. Are there any limitations on any voting or other rights identified above?**

See Question 14.

**16. How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

<b>Restrictions on Transfer of the Securities Offered</b>

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## Description of Issuers Securities

### 17.  What other securities or classes of securities of the issuer are outstanding?

### Capitalization

The Company's current authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,537,242 shares of Common Stock will be issued and outstanding.

### *Outstanding Capital Stock*

As of the date of this Form C, the Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 9,290,242 as of Mar 31, 2024 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **18.  How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 66.65% |

### *Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C, the Company has the following additional securities outstanding:

| Type | Options |
|---|---|
| **Amount Outstanding** | 0 as of Mar 1, 2024 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Subject to vesting, holders may exercise the options to purchase shares of Company's common stock at the applicable exercise price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Any exercise of the options will result in the issuance of additional shares of capital stock that may dilute the value of the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0%(1) |

(1) Percentage includes both 0 stock options outstanding and 0 stock options available for issuance under the Company's equity incentive plan.

| Type | Warrants |
|---|---|
| **Amount Outstanding** | 5,500,000 as of Mar 1, 2024 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | |

Subject to vesting, holders may exercise warrants to purchase 3% of the Company's common stock at an exercise price of $0.001 per share. The warrants are exercisable until February 1, 2025. If there is a termination of service by holders, the warrants must be exercised within 90 days following such termination.

The warrants will be automatically exercised immediately prior to a change of control transaction by way of cashless exercise if the fair market value of the Company's common stock is greater than $0.001 per share.

If the fair market value is not greater than $0.001 per share, the warrant will be canceled as of the consummation of the change of control transaction. Twenty-five percent of the warrants vest immediately on February 1, 2025, the remainder of which vest in 4% monthly increments on the last day of each month until the warrants are fully vested.

The Company may purchase the warrants from the holders at a mutually agreed price.

If a third-party investor makes an investment in the Company of no less than $250,000 in exchange for securities, such investor may purchase the warrants from the holders at a mutually agreed price.

| | |
|---|---|
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Any exercise of the warrants will result in the issuance of additional shares of capital stock that may dilute the value of the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0% |

| Type | Convertible Notes |
|---|---|
| **Amount Outstanding** | $6,140,054 as of Mar. 1, 2024 |
| **Voting Rights** | None |

**Anti-Dilution Rights**

Holders have a right of first refusal to purchase additional securities issued by Company, subject to certain exceptions.

**Material Terms**

The notes accrue simple interest at the rate of 7.5% per annum.

Principal and interest on the notes plus $250,000 (the "Conversion Amount") will automatically convert into shares of capital stock sold in equity financing of not less than $1 million ("Qualified Financing") based on a conversion price equal to the lesser of (i) the cash price paid per share of capital stock sold in the Qualified Financing multiplied by 0.8 and (ii) the quotient resulting from dividing $6,000,000 (the "Valuation Cap") by the number of shares of common stock outstanding as of January 1, 2023. Upon a preferred stock financing that does not constitute a Qualified Financing, Holders may treat the preferred stock financing as a Qualified Financing and convert the Conversion Amount into shares of preferred stock sold in such financing. In addition, if the notes have not been converted prior to the maturity date of March 31, 2023, upon the election of the Holder, the Conversion Amount will automatically convert into shares of the Company's most senior class or series of capital stock at a conversion price equal to the Valuation Cap divided by the number of shares of common stock outstanding as of the January 1, 2023 (the "Maturity Date Conversion Price"). Upon a change of control, the Company will repay holders the Conversion Amount, provided that Holders may elect to instead convert the Conversion Amount into common stock at the Maturity Date Conversion Price.

**How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF**

Holders of the notes and holders of the Security will have the right to convert their securities in the same equity financings. Any conversion of the notes will result in the issuance of additional shares of capital stock that may dilute the value of the Security.

**Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).**

14.78%

**Outstanding Debt**

As of the date of this Form C, the Company has the following debt outstanding:

| Type | Credit Card |
|---|---|
| **Amount Outstanding** | $0 |
| **Interest Rate** | 0% |
| **Description of Collateral** | N/A |
| **Other Material Terms** | Revolving credit |
| **Maturity Date** | N/A |

## Ownership

The table below lists the beneficial owners of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership |
|---|---|---|
| Stephane Cohen-Ganouna | • 437,500 shares / common stock | 4.71% |
| Lonnie Fuller | • 2,218,750 shares / common stock | 23.88% |
| Jose Ruiz | • 125,000 shares / common stock | 1.35% |
| Nour-Dean Anakar | • 187,500 shares / common stock | 2.02% |
| Rodney Hernandez | • 125,000 shares / common stock | 1.35% |
| Mohssaine Anakar | • 31,250 shares / common stock | 0.34% |
| Carlos Ardavin, Jr | • 31,500 shares / common stock | 0.34% |
| Peter McNulty | • 62,500 shares / common stock | 0.67% |
| Pioneer Asset Management, AG | • 2,500,000 shares / common stock | 26.91% |
| JMMK Trust | • 2,870,000 shares / common stock | 30.89% |
| | | |
| Sub-TOTAL | 8,588,750 shares / common stock | 92.45% |
| | | |
| **TOTAL:** | | |
| (inclusive of float + others) | **9,290,242** shares / common stock | 100% |

# FINANCIAL INFORMATION

**27. Does the issuer have an operating history?**

Woodbrook Group Holdings, Inc. is a hospitality management company, incorporated under the laws of Oklahoma, and is headquartered in Miami, Florida. Woodbrook Group Holdings, Inc., parent company to CHG.

The Company has targeted and seeks to acquire a wide range of operating hotel properties in the 4 to 5 star range in multiple top tourist and financial destinations, globally. See Appendix X for additional information.

**28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

## Cash and Cash Equivalents

As of March 31, 2023 and March 31, 2022, the Company had $27,519 and $17,086 in cash and cash equivalents, respectively, via its acquired hotel operations.

As of March 31, 2023 the Company had an aggregate of $27,519 in cash and cash equivalents, leaving the Company with approximately 8 months of runway.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled *"Use of Proceeds"*, which is an indispensable element of our business strategy.

The Company currently does not currently have any additional confirmed outside sources of capital other than the proceeds from the Offering, although a Reg A+ (Tier 2) offering has been written and planned for distribution by the Intermediary, a Reg D(506)b offering and a PIPE offering have also been prepared and planned for distribution by the Intermediary and the company intends to file an S1 Registration statement in order to create an expanded market for its current securities and to register new securities, of which the securities in this offering will become a part and should the Company's S1 Registrations statement be approved, then holders of securities in this offering will have freely trading shares in whatever market the company qualifies for to be listed on as a publicly trading company in the hospitality sector. See below under *"**Planned Offerings of Securities**"* for more information.

## Capital Expenditures and Other Obligations

In addition to the negotiated hotel acquisitions, the Company intends to begin construction of a modern beach-front hotel / casino resort in Puerto Rico by November 2023 with an estimated cost of $130,000,000. The pathway to this capital infusion has already been procured and secured.

**Valuation**

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily, although each acquired property has been independently appraised and each appraisal is available via the Intermediary's website and in the "Investor's" section of the CHG website.

**Material Changes and Other Information**

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them. Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

**28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.** See Exhibit A

**29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   **i. In connection with the purchase or sale of securities?**
   **ii. Involving the making of any false filing with the commission?**
   **iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?**
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   **i. In connection with the purchase or sale of any security?**
   **ii. Involving the making of any false filing with the Commission?**
   **iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?**
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the**

U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. At the time of the filing this offering statement bars the person from:

1. Association with an entity regulated by such commission, authority, agency or officer?
2. Engaging in business of securities, insurance, or banking?
3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Woodbrook Group Holdings, Inc. answers 'NO' to all of the above questions.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**Financials**: See Exhibit A
**Offering Page**: See Exhibit B
**Subscription Agreement**: See Exhibit C
**Articles of Incorporation**: Exhibit D
**Bylaws**: Exhibit E
**CF Shadow Share Proxy**: Exhibit F
**Business of CHG:** Exhibit G
**Information:** Exhibit H

## ONGOING REPORTING

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.chg-hotels.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least 3 annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the
Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with applicable state law. Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
/s/ Lonnie Fuller
(Signature)
(Name): Lonnie Fuller
(Title): President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lonnie Fuller
(Signature)

*Instructions.*

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**


*Financial Statements I hereby certify that the financial statements provided for Woodbrook Group Holdings, Inc. Woodbrook Group Holdings, Inc. and notes thereto for the periods provided included in this Form C Offering Statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.*

*In WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date signed.*


_____

/s/ Lonnie Fuller

(Signature)

(Name): Lonnie Fuller

(Title): President


*Financial Statements*

[SEE ATTACHED]

# COMPILATION MISSION REPORT

To the management of
9392-0460 Québec INC/HST group.

We have compiled, from information provided by management, financial statement consolidated of 9392- 0460 QUÉBEC INC./HST group ("the Companies consolidated") as of April first, 2021 as well as the statements of operations and deficit for the five months period that is currently in your present fiscal year, together with note 2 (pp16-30), which list the inventories of the business's assets excluding food, beverages. In note 3 (pp31-35) you will find the results of a Canadian survey on Covid-19 impact in the industry provide by Statistics Canada.

The accompanying Financial Information, including the accuracy and completeness of the underlying information used to compile it, and the selection of the accounting method, are the responsibility of management.

We have performed this engagement in accordance with Canadian Related Services Standard (CSRS) 4200, Compilation Engagements, which requires that we comply with the relevant rules of professional conduct. Our responsibility is to assist management in the preparation of financial information.

We did not perform an audit or review, nor were we required to perform procedures to verify the accuracy and completeness of the information provided by management. Accordingly, we do not express an audit opinion or a review conclusion, nor do we provide any form of assurance with respect to the financial information.

Readers should bear in mind that the financial information may not be suitable for their purposes.

Prior to compiling the financial information, we maintained the company's books of account and prepared adjusting entries.

Vanessa Laviolette, CA, CPA, MBA



09/29/2023

# HST TRANSACTION PERIMETER
# BALANCE SHEETS
*(in Canadian Dollars)*

| | FY (5 Months): 2023 | | FY (12 Months): 2022 | | FY (12 Months - COVID): 2021 | |
|---|---|---|---|---|---|---|
| | 08/31/2023 | 04/01/23 | 03/31/2023 | 04/01/22 | 03/31/2022 | 03/31/21 |
| **Operating Short-Term assets** | | | | | | |
| Account receivable (NET) | 6,016 | 3,904 | 3,904 | 1,003 | 1,003 | 252 |
| Inventories | 186,330 | 186,330 | 186,330 | 186,330 | 186,330 | 186,330 |
| *Net Operating Assets* | *192,346* | *190,234* | *190,234* | *187,333* | *187,333* | *186,582* |
| | | | | | | |
| **Long-Term Assets (PPE)** | | | | | | |
| Properties (Gross) | *29,700,000* | *29,700,000* | *29,700,000* | *29,700,000* | *29,700,000* | *29,700,000* |
| Hotel (430 Sherbrooke E) | 17,990,000 | 17,990,000 | 17,990,000 | 17,990,000 | 17,990,000 | 17,990,000 |
| Restaurant & Fitness (3988-98 St-Denis) | 7,710,000 | 7,710,000 | 7,710,000 | 7,710,000 | 7,710,000 | 7,710,000 |
| HeadQuarter (976-980 Cherrier) | 4,000,000 | 4,000,000 | 4,000,000 | 4,000,000 | 4,000,000 | 4,000,000 |
| *Accumulated Depreciation - Properties (1)* | *0* | *0* | *0* | *0* | *0* | *0* |
| Hotel (430 Sherbrooke E) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restaurant & Fitness (3988-98 St-Denis) | 0 | 0 | 0 | 0 | 0 | 0 |
| HeadQuarter (976-980 Cherrier) | 0 | 0 | 0 | 0 | 0 | 0 |
| *Depreciation from the Year - Properties (1)* | *0* | | *0* | | *0* | |
| Hotel (430 Sherbrooke E) | 0 | | 0 | | 0 | |
| Restaurant & Fitness (3988-98 St-Denis) | 0 | | 0 | | 0 | |
| HeadQuarter (976-980 Cherrier) | 0 | | 0 | | 0 | |
| Equipment (Gross) | *3,535,500* | *3,535,500* | *3,535,500* | *3,535,500* | *3,535,500* | *3,535,500* |
| Hotel (430 Sherbrooke E) | 1,810,500 | 1,810,500 | 1,810,500 | 1,810,500 | 1,810,500 | 1,810,500 |
| Restaurant & Fitness (3988-98 St-Denis) | 875,000 | 875,000 | 875,000 | 875,000 | 875,000 | 875,000 |
| HeadQuarter (976-980 Cherrier) | 850,000 | 850,000 | 850,000 | 850,000 | 850,000 | 850,000 |
| *Accumulated Depreciation - Equipment* | *(29,000)* | *(24,000)* | *(24,000)* | *(12,000)* | *(12,000)* | *0* |
| Hotel (430 Sherbrooke E) | (14,500) | (12,000) | (12,000) | (6,000) | (6,000) | 0 |
| Restaurant & Fitness (3988-98 St-Denis) | (14,500) | (12,000) | (12,000) | (6,000) | (6,000) | 0 |
| HeadQuarter (976-980 Cherrier) | 0 | 0 | 0 | 0 | 0 | 0 |
| *Depreciation from the Year - Equipment* | *(5,000)* | | *(12,000)* | | *(12,000)* | |
| Hotel (430 Sherbrooke E) | (2,500) | | (6,000) | | (6,000) | |
| Restaurant & Fitness (3988-98 St-Denis) | (2,500) | | (6,000) | | (6,000) | |
| HeadQuarter (976-980 Cherrier) | 0 | | 0 | | 0 | |
| *Net Long-Term Assets* | *33,206,500* | *33,211,500* | *33,211,500* | *33,223,500* | *33,223,500* | *33,235,500* |
| | | | | | | |
| **Investing Assets** | | | | | | |
| Cash | 20,702 | 36,410 | 36,410 | 21,420 | 21,420 | 29,240 |
| *Net Investing Assets* | *20,702* | *36,410* | *36,410* | *21,420* | *21,420* | *29,240* |
| | | | | | | |
| **Total assets** | **33,419,548** | **33,438,144** | **33,438,144** | **33,432,253** | **33,432,253** | **33,451,323** |
| | | | | | | |
| **Operating Liabilities** | | | | | | |
| Account payable | 2,093 | 5,004 | 5,004 | 8,302 | 8,302 | 2,972 |
| *Total Operating Liabilities* | *2,093* | *5,004* | *5,004* | *8,302* | *8,302* | *2,972* |
| | | | | | | |
| **Financing Liabilities** | | | | | | |
| Long-term Financing Liabilities (obligations) | 40,000 | 40,000 | 40,000 | 40,000 | 40,000 | 40,000 |
| *Total Financing Liabilities* | *40,000* | *40,000* | *40,000* | *40,000* | *40,000* | *40,000* |
| | | | | | | |
| **Total Liabilities** | **42,093** | **45,004** | **45,004** | **48,302** | **48,302** | **42,972** |
| | | | | | | |
| **Equity** | | | | | | |
| Common shares | 100 | 100 | 100 | 100 | 100 | 100 |
| Retained earnings | 33,377,355 | 33,393,040 | 33,393,040 | 33,383,851 | 33,383,851 | 33,408,251 |
| Total Equity | 33,377,455 | 33,393,140 | 33,393,140 | 33,383,951 | 33,383,951 | 33,408,351 |
| | | | | | | |
| **Total liabilities and equity** | **33,419,548** | **33,438,144** | **33,438,144** | **33,432,253** | **33,432,253** | **33,451,323** |

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

**HST TRANSACTION PERIMETER**
**P&L STATEMENT OF OPERATIONS**
*(in Canadian Dollars)*

| | (Fiscal Year ends on March 31) | | |
| --- | --- | --- | --- |
| | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Revenues** | | | |
| Hotel | 1,187,604 | 2,702,597 | 108,381 |
| Gym and Spa | 723,976 | 1,547,179 | 122,034 |
| Restaurant | 288,497 | 598,213 | 7,522 |
| Head office | 68,805 | 165,131 | 165,131 |
| | 2,268,882 | 5,013,120 | 403,068 |
| | | | |
| **Expenses** | | | |
| Salaries and benefits | 682,696 | 1,541,596 | 108,444 |
| Promotion and website | 8,871 | 34,961 | 2,144 |
| General and administrative | 188,363 | 463,343 | 200,179 |
| Entertainement | 1,101 | 7,342 | 0 |
| Rooms Supplies | 6,885 | 24,741 | 2,162 |
| Fitness supplies | 3,521 | 10,385 | 998 |
| Restaurant supplies | 528 | 6,977 | 0 |
| Agencies fees | 53,423 | 157,473 | 5,180 |
| Corporate expenses | 207,999 | 505,839 | 434,547 |
| Legal and accouting | 11,498 | 27,594 | 2,300 |
| Insurances | 78,872 | 189,292 | 189,292 |
| | 1,243,756 | 2,969,542 | 945,247 |
| | | | |
| **EBITDA (loss) - Combined** | **1,025,126** | **2,043,578** | **(542,179)** |
| | | | |
| Bad-Debt Depreciations | 20,456 | 5,546 | 0 |
| Long-Term Assets Depreciation (1) | 0 | 0 | 0 |
| Equipment Depreciation | 5,000 | 12,000 | 12,000 |
| **Depreciation and amortization** | 25,456 | 17,546 | 12,000 |
| | | | |
| **EBIT (loss) - Combined** | **999,670** | **2,026,032** | **(554,179)** |
| | | | |
| **Exceptional** | | | |
| Exceptional Income | 0 | 0 | 0 |
| Exceptional Expenses | 0 | 0 | 0 |
| *Exceptional Earnings* | *0* | *0* | *0* |
| | | | |
| **EARNINGS (loss) - Combined** | **999,670** | **2,026,032** | **(554,179)** |
| | | | |
| **Income taxes (Consolidated through Holding)** | 0 | 0 | 0 |

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

**HST TRANSACTION PERIMETER**
**STATEMENT OF CASH-FLOWS**
*(in Canadian Dollars)*

| | (Fiscal Year ends on March 31) | | |
|---|---|---|---|
| | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Cash-Flow from Operating activities** | | | |
| EBITDA (loss) | 1,025,126 | 2,043,578 | (542,179) |
| *Net Cash-Flow from Operations (Negative cash-flow)* | *1,025,126* | *2,043,578* | *(542,179)* |
| | | | |
| **Cash-Flow from Financing Activities** | | | |
| *Operating assets and liabilities* | | | |
| Change in Accounts receivable | (2,112) | (2,901) | (751) |
| Change in Accounts payable | 2,911 | 3,298 | (5,330) |
| *Net Cash-Flow from Financing operating Activities* | *799* | *397* | *(6,081)* |
| | | | |
| *Cash* | | | |
| Cash Balance @ begining of period | 36,410 | 21,420 | 29,240 |
| Cash Balance @ end of period | 21,420 | 36,410 | 21,420 |
| *Net increase (decrease) for the period* | *(14,990)* | *14,990* | *(7,820)* |
| | | | |
| *Net Cash-Flow from Financing Activities (Negative cash-flow)* | *(14,191)* | *15,387* | *(13,901)* |
| | | | |
| *Net Cash-Flow from Operations and Financing Activties (Negative cash-flow)* | *1,010,935* | *2,058,965* | *(556,080)* |
| | | | |
| *Net Cash-Flow from Exceptional Activties (Negative cash-flow)* | *0* | *0* | *0* |
| | | | |
| *Total Net Cash-Flow (Negative cash-flow)* | *1,010,935* | *2,058,965* | *(556,080)* |

| *All available cash Withdawn to Holding for global consolidation and Optimization* |
|---|

4 / 35

49

**HST TRANSACTION PERIMETER - HEAD OFFICE**
**P&L STATEMENT OF OPERATIONS**
*(in Canadian Dollars)*

| | (Fiscal Year ends on March 31) | | |
|---|---|---|---|
| | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Revenues** | | | |
| Rent received | 68,805 | 165,131 | 165,131 |
| | | | |
| **Expenses** | | | |
| General and admnistrative | 2,250 | 5,400 | 5,400 |
| Corporate expenses | 30,792 | 73,900 | 73,900 |
| Insurances | 2,229 | 5,350 | 5,350 |
| | 35,271 | 84,650 | 84,650 |
| | | | |
| **EBITDA (loss) - Hotel** | **33,534** | **80,481** | **80,481** |
| | | | |
| Bad-Debt Depreciations | 0 | 0 | 0 |
| Long-Term Assets Depreciation (1) | 0 | 0 | 0 |
| Equipment Depreciation | 0 | 0 | 0 |
| **Depreciation and amortization** | 0 | 0 | 0 |
| | | | |
| **EBIT (loss) - Hotel** | **33,534** | **80,481** | **80,481** |
| | | | |
| **Exceptional** | | | |
| Exceptional Income | 0 | 0 | 0 |
| Exceptional Expenses | 0 | 0 | 0 |
| *Exceptional Earnings* | *0* | *0* | *0* |
| | | | |
| **EARNINGS (loss) - Hotel** | **33,534** | **80,481** | **80,481** |

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

**HST TRANSACTION PERIMETER - RESTAURANT DIVISION**
**P&L STATEMENT OF OPERATIONS**
*(in Canadian Dollars)*

| | (Fiscal Year ends on March 31) | | |
|---|---|---|---|
| | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Revenues** | | | |
| Food and Beverages | 277,931 | 535,940 | 7,522 |
| Entertainement | 10,567 | 62,272 | 0 |
| | 288,497 | 598,213 | 7,522 |
| | | | |
| **Expenses** | | | |
| Salaries and benefits | 114,959 | 226,770 | 6,825 |
| Promotion and website | 0 | 11,791 | 541 |
| General and admnistrative | 59,010 | 143,708 | 20,470 |
| Entertainement | 1,101 | 5,385 | 0 |
| Restaurant supplies | 528 | 6,977 | 0 |
| Corporate expenses | 17,117 | 51,191 | 34,129 |
| Legal and accouting | 3,833 | 9,198 | 767 |
| Insurances | 8,153 | 19,567 | 19,567 |
| | 204,700 | 474,587 | 82,298 |
| | | | |
| **EBITDA (loss) - Hotel** | **83,797** | **123,625** | **(74,776)** |
| | | | |
| Bad-Debt Depreciations | 56 | 1,438 | 0 |
| Long-Term Assets Depreciation (1) | 0 | 0 | 0 |
| Equipments Depreciation | 0 | 0 | 0 |
| **Depreciation and amortization** | **56** | **1,438** | **0** |
| | | | |
| **EBIT (loss) - Hotel** | **83,741** | **122,187** | **(74,776)** |
| | | | |
| **Exceptional** | | | |
| Exceptional Income | 0 | 0 | 0 |
| Exceptional Expenses | 0 | 0 | 0 |
| ***Exceptional Earnings*** | ***0*** | ***0*** | ***0*** |
| | | | |
| **EARNINGS (loss) - Hotel** | **83,741** | **122,187** | **(74,776)** |

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

6 / 35

**HST TRANSACTION PERIMETER - FITNESS DIVISION**
**P&L STATEMENT OF OPERATIONS**
*(in Canadian Dollars)*

| | (Fiscal Year ends on March 31) | | |
| --- | --- | --- | --- |
| | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Revenues** | | | |
| Memberships | 557,727 | 1,128,895 | 87,078 |
| Spa services | 134,267 | 294,893 | 22,361 |
| Professionals | 31,982 | 123,391 | 12,595 |
| | 723,976 | 1,547,179 | 122,034 |
| | | | |
| **Expenses** | | | |
| Salaries and benefits | 249,350 | 591,013 | 52,172 |
| Promotion and website | 3,409 | 8,895 | 541 |
| General and administrative | 44,940 | 139,209 | 111,236 |
| Fitness supplies | 3,521 | 10,385 | 998 |
| Corporate expenses | 62,574 | 156,152 | 150,269 |
| Legal and accounting | 3,833 | 9,198 | 767 |
| Insurances | 35,391 | 84,938 | 84,938 |
| | 403,017 | 999,790 | 400,920 |
| | | | |
| **EBITDA (loss) - Hotel** | **320,959** | **547,389** | **(278,886)** |
| | | | |
| Bad-Debt Depreciations | 344 | 662 | 0 |
| Long-Term Assets Depreciation (1) | 0 | 0 | 0 |
| Equipments Depreciation | 2,500 | 6,000 | 6,000 |
| **Depreciation and amortization** | 2,844 | 6,662 | 6,000 |
| | | | |
| **EBIT (loss) - Hotel** | **318,115** | **540,727** | **(284,886)** |
| | | | |
| **Exceptional** | | | |
| Exceptional Income | 0 | 0 | 0 |
| Exceptional Expenses | 0 | 0 | 0 |
| *Exceptional Earnings* | *0* | *0* | *0* |
| | | | |
| **EARNINGS (loss) - Hotel** | **318,115** | **540,727** | **(284,886)** |

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

**HST TRANSACTION PERIMETER - HOTEL DIVISION**
**P&L STATEMENT OF OPERATIONS**
*(in Canadian Dollars)*

| | (Fiscal Year ends on March 31) | | |
|---|---|---|---|
| | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Revenues** | | | |
| Rooms | 1,111,900 | 2,572,367 | 102,431 |
| Valet | 34,259 | 70,348 | 4,357 |
| Food and beverage | 41,445 | 59,882 | 1,592 |
| | 1,187,604 | 2,702,597 | 108,381 |
| | | | |
| **Expenses** | | | |
| Salaries and benefits | 318,388 | 723,813 | 49,448 |
| Promotion and website | 5,462 | 14,275 | 1,062 |
| General and administrative | 82,163 | 175,025 | 63,074 |
| Entertainement | 0 | 1,957 | 0 |
| Rooms Maintenance | 6,885 | 24,741 | 2,162 |
| Agencies fees | 53,423 | 157,473 | 5,180 |
| Corporate expenses | 97,517 | 224,596 | 176,250 |
| Legal and accouting | 3,833 | 9,198 | 767 |
| Insurances | 33,098 | 79,436 | 79,436 |
| | 600,768 | 1,410,515 | 377,379 |
| | | | |
| **EBITDA (loss) - Hotel** | **586,835** | **1,292,082** | **(268,998)** |
| | | | |
| Bad-Debt Depreciations | 20,056 | 3,445 | 0 |
| Long-Term Assets Depreciation (1) | 0 | 0 | 0 |
| Equipments Depreciation | 2,500 | 6,000 | 6,000 |
| **Depreciation and amortization** | 22,556 | 9,445 | 6,000 |
| | | | |
| **EBIT (loss) - Hotel** | **564,280** | **1,282,637** | **(274,998)** |
| | | | |
| **Exceptional** | | | |
| Exceptional Income | 0 | 0 | 0 |
| Exceptional Expenses | 0 | 0 | 0 |
| ***Exceptional Earnings*** | *0* | *0* | *0* |
| | | | |
| **EARNINGS (loss) - Hotel** | **564,280** | **1,282,637** | **(274,998)** |

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

**HST TRANSACTION PERIMETER**
**BALANCE SHEETS**
*(Conversion in United State of America Dollars)*

| | FY (5 Months): 2023 | | FY (12 Months): 2022 | | FY (12 Months - COVID): 2021 | |
|---|---|---|---|---|---|---|
| | 08/31/2023 | 04/01/23 | 03/31/2023 | 04/01/22 | 03/31/2022 | 03/31/21 |
| **Operating Short-Term assets** | | | | | | |
| Account receivable (NET) | 4,490 | 2,951 | 2,951 | 800 | 800 | 201 |
| Inventories | 139,067 | 140,828 | 140,828 | 148,633 | 148,633 | 148,633 |
| *Net Operating Assets* | *143,557* | *143,779* | *143,779* | *149,433* | *149,433* | *148,834* |
| | | | | | | |
| **Long-Term Assets (PPE)** | | | | | | |
| Properties (Gross) | *23,691,295* | *23,691,295* | *26,060,384* | *26,060,384* | *26,060,384* | *26,060,384* |
| Hotel (430 Sherbrooke E) | 14,350,384 | 14,350,384 | 14,350,384 | 14,350,384 | 14,350,384 | 14,350,384 |
| Restaurant & Fitness (3988-98 St-Denis) | 6,150,165 | 6,150,165 | 7,710,000 | 7,710,000 | 7,710,000 | 7,710,000 |
| HeadQuarter (976-980 Cherrier) | 3,190,747 | 3,190,747 | 4,000,000 | 4,000,000 | 4,000,000 | 4,000,000 |
| *Accumulated Depreciation - Properties (1)* | *0* | *0* | *0* | *0* | *0* | *0* |
| Hotel (430 Sherbrooke E) | 0 | 0 | 0 | 0 | 0 | 0 |
| Restaurant & Fitness (3988-98 St-Denis) | 0 | 0 | 0 | 0 | 0 | 0 |
| HeadQuarter (976-980 Cherrier) | 0 | 0 | 0 | 0 | 0 | 0 |
| *Depreciation from the Year - Properties (1)* | *0* | | *0* | | *0* | |
| Hotel (430 Sherbrooke E) | 0 | | 0 | | 0 | |
| Restaurant & Fitness (3988-98 St-Denis) | 0 | | 0 | | 0 | |
| HeadQuarter (976-980 Cherrier) | 0 | | 0 | | 0 | |
| Equipment (Gross) | *2,820,221* | *2,820,221* | *2,820,221* | *2,820,221* | *2,820,221* | *2,820,221* |
| Hotel (430 Sherbrooke E) | 1,444,212 | 1,444,212 | 1,444,212 | 1,444,212 | 1,444,212 | 1,444,212 |
| Restaurant & Fitness (3988-98 St-Denis) | 697,976 | 697,976 | 697,976 | 697,976 | 697,976 | 697,976 |
| HeadQuarter (976-980 Cherrier) | 678,034 | 678,034 | 678,034 | 678,034 | 678,034 | 678,034 |
| *Accumulated Depreciation - Equipment* | *(23,133)* | *(19,144)* | *(19,144)* | *(9,572)* | *(9,572)* | *0* |
| Hotel (430 Sherbrooke E) | (11,566) | (9,572) | (9,572) | (4,786) | (4,786) | 0 |
| Restaurant & Fitness (3988-98 St-Denis) | (11,566) | (9,572) | (9,572) | (4,786) | (4,786) | 0 |
| HeadQuarter (976-980 Cherrier) | 0 | 0 | 0 | 0 | 0 | 0 |
| *Depreciation from the Year - Equipment* | *(3,988)* | | *(9,572)* | | *(9,572)* | |
| Hotel (430 Sherbrooke E) | (1,994) | 0 | (4,786) | 0 | (4,786) | 0 |
| Restaurant & Fitness (3988-98 St-Denis) | (1,994) | 0 | (4,786) | 0 | (4,786) | 0 |
| HeadQuarter (976-980 Cherrier) | 0 | 0 | 0 | 0 | 0 | 0 |
| *Net Long-Term Assets* | *26,488,384* | *26,492,372* | *28,861,461* | *28,871,033* | *28,871,033* | *28,880,605* |
| | | | | | | |
| **Investing Assets** | | | | | | |
| Cash | 15,451 | 27,519 | 27,519 | 17,086 | 17,086 | 23,325 |
| *Net Investing Assets* | *15,451* | *27,519* | *27,519* | *17,086* | *17,086* | *23,325* |
| *Variation for Differences in FX Rates* | *0* | *0* | *0* | *0* | *0* | *0* |
| **Total assets** | **26,647,391** | **26,663,670** | **29,032,758** | **29,037,552** | **29,037,552** | **29,052,764** |
| | | | | | | |
| **Operating Liabilities** | | | | | | |
| Account payable | 1,562 | 3,782 | 3,782 | 6,622 | 6,622 | 2,371 |
| *Total Operating Liabilities* | *1,562* | *3,782* | *3,782* | *6,622* | *6,622* | *2,371* |
| | | | | | | |
| **Financing Liabilities** | | | | | | |
| Long-term Financing Liabilities (obligations) | 29,854 | 30,232 | 30,232 | 31,907 | 31,907 | 31,907 |
| *Total Financing Liabilities* | *29,854* | *30,232* | *30,232* | *31,907* | *31,907* | *31,907* |
| | | | | | | |
| **Total Liabilities** | **31,416** | **34,014** | **34,014** | **38,530** | **38,530** | **34,278** |
| | | | | | | |
| **Equity** | | | | | | |
| Common shares | 80 | 80 | 80 | 80 | 80 | 80 |
| Retained earnings | 24,911,077 | 25,238,485 | 25,238,485 | 26,629,854 | 26,629,854 | 26,649,317 |
| Total Equity | 24,911,156 | 25,238,565 | 25,238,565 | 26,629,934 | 26,629,934 | 26,649,397 |
| *Variation for Differences in FX Rates* | 1,704,819 | 1,391,091 | 3,760,179 | 2,369,089 | 2,369,089 | 2,369,089 |
| **Total liabilities and equity** | **26,647,391** | **26,663,670** | **29,032,758** | **29,037,552** | **29,037,552** | **29,052,764** |

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

**NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings**

| Conversion rate Used: 1CAD into USD | | | | | | |
|---|---|---|---|---|---|---|
| Cash Item | 0.746 | 0.756 | 0.756 | 0.798 | 0.798 | 0.798 |
| Non-Cash Item | 0.798 | 0.798 | 0.798 | 0.798 | 0.798 | 0.798 |

9 / 35

**HST TRANSACTION PERIMETER**
**P&L STATEMENT OF OPERATIONS**
*(Conversion in United State of America Dollars)*

| | (Fiscal Year ends on March 31) | | |
|---|---|---|---|
| | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Revenues** | | | |
| Hotel | 886,364 | 2,042,625 | 86,454 |
| Gym and Spa | 540,337 | 1,169,359 | 97,345 |
| Restaurant | 215,319 | 452,129 | 6,000 |
| Head office | 51,352 | 124,806 | 131,723 |
| | 1,693,372 | 3,788,920 | 321,522 |
| | | | |
| **Expenses** | | | |
| Salaries and benefits | 509,528 | 1,165,139 | 86,505 |
| Promotion and website | 6,621 | 26,423 | 1,710 |
| General and administrative | 140,584 | 350,195 | 159,680 |
| Entertainement | 822 | 5,549 | 0 |
| Rooms Supplies | 5,138 | 18,700 | 1,725 |
| Fitness supplies | 2,628 | 7,849 | 796 |
| Restaurant supplies | 394 | 5,273 | 0 |
| Agencies fees | 39,872 | 119,018 | 4,132 |
| Corporate expenses | 155,240 | 382,314 | 346,633 |
| Legal and accouting | 8,581 | 20,856 | 1,834 |
| Insurances | 58,866 | 143,067 | 150,995 |
| | 928,273 | 2,244,382 | 754,011 |
| | | | |
| **EBITDA (loss) - Combined** | **765,099** | **1,544,537** | **(432,489)** |
| | | | |
| Bad-Debt Depreciations | 15,267 | 4,191 | 0 |
| Long-Term Assets Depreciation (1) | 0 | 0 | 0 |
| Equipment Depreciation | 3,988 | 9,572 | 9,572 |
| **Depreciation and amortization** | 19,256 | 13,764 | 9,572 |
| | | | |
| **EBIT (loss) - Combined** | **745,843** | **1,530,774** | **(442,061)** |
| | | | |
| **Exceptional** | | | |
| Exceptional Income | 0 | 0 | 0 |
| Exceptional Expenses | 0 | 0 | 0 |
| *Exceptional Earnings* | *0* | *0* | *0* |
| | | | |
| *Variation for Differences in FX Rates* | (14,712) | (2,101) | (0) |
| **EARNINGS (loss) - Combined** | **745,843** | **1,530,774** | **(442,061)** |
| | | | |
| **Income taxes (Consolidated through Holding)** | 0 | 0 | 0 |

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

| NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings | | | |
|---|---|---|---|
| Conversion rate Used: 1CAD into USD | | | |
| Cash Item | 0.746 | 0.756 | 0.798 |
| Non-Cash Item | 0.798 | 0.798 | 0.798 |

**HST TRANSACTION PERIMETER**
**STATEMENT OF CASH-FLOWS**
*(Conversion in United State of America Dollars)*

| | (Fiscal Year ends on March 31) | | |
|---|---|---|---|
| | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Cash-Flow from Operating activities** | | | |
| EBITDA (loss) | 765,099 | 1,544,537 | (432,489) |
| *Net Cash-Flow from Operations (Negative cash-flow)* | *765,099* | *1,544,537* | *(432,489)* |
| | | | |
| **Cash-Flow from Financing Activities** | | | |
| *Operating assets and liabilities* | | | |
| Change in Accounts receivable | (1,576) | (2,193) | (599) |
| Change in Accounts payable | 2,173 | 2,493 | (4,252) |
| *Net Cash-Flow from Financing operating Activities* | *596* | *300* | *(4,850)* |
| | | | |
| *Cash* | | | |
| Cash Balance @ begining of period | 27,174 | 16,189 | 23,325 |
| Cash Balance @ end of period | 15,987 | 27,519 | 17,086 |
| *Net increase (decrease) for the period* | *(11,188)* | *11,329* | *(6,238)* |
| | | | |
| *Net Cash-Flow from Financing Activities (Negative cash-flow)* | *(10,591)* | *11,630* | *(11,089)* |
| | | | |
| *Net Cash-Flow from Operations and Financing Activties (Negative cash-flow)* | *754,508* | *1,556,167* | *(443,578)* |
| | | | |
| *Net Cash-Flow from Exceptional Activties (Negative cash-flow)* | *0* | *0* | *0* |
| | | | |
| *Total Net Cash-Flow (Negative cash-flow)* | *754,508* | *1,556,167* | *(443,578)* |

| *All available cash Withdawn to Holding for global consolidation and Optimization* |
|---|

| NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings | | | |
|---|---|---|---|
| **Conversion rate Used: 1CAD into USD** | | | |
| Cash Item | 0.746 | 0.756 | 0.798 |
| Non-Cash Item | 0.798 | 0.798 | 0.798 |

**HST TRANSACTION PERIMETER - HEAD OFFICE**
**P&L STATEMENT OF OPERATIONS**
*(Conversion in United State of America Dollars)*

| | (Fiscal Year ends on March 31) | | |
|---|---|---|---|
| | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Revenues** | | | |
| Rent received | 51,352 | 124,806 | 131,723 |
| | | | |
| **Expenses** | | | |
| General and admnistrative | 1,679 | 4,081 | 4,308 |
| Corporate expenses | 22,981 | 55,854 | 58,949 |
| Insurances | 1,664 | 4,044 | 4,268 |
| | 26,324 | 63,978 | 67,524 |
| | | | |
| **EBITDA (loss) - Hotel** | **25,028** | **60,828** | **64,199** |
| | | | |
| Bad-Debt Depreciations | 0 | 0 | 0 |
| Long-Term Assets Depreciation (1) | 0 | 0 | 0 |
| Equipment Depreciation | 0 | 0 | 0 |
| **Depreciation and amortization** | 0 | 0 | 0 |
| | | | |
| **EBIT (loss) - Hotel** | **25,028** | **60,828** | **64,199** |
| | | | |
| **Exceptional** | | | |
| Exceptional Income | 0 | 0 | 0 |
| Exceptional Expenses | 0 | 0 | 0 |
| *Exceptional Earnings* | *0* | *0* | *0* |
| | | | |
| *Variation for Differences in FX Rates* | (0) | (0) | 0 |
| **EARNINGS (loss) - Hotel** | **25,028** | **60,828** | **64,199** |

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

| NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings | | | |
|---|---|---|---|
| Conversion rate Used: 1CAD into USD | | | |
| Cash Item | 0.746 | 0.756 | 0.798 |
| Non-Cash Item | 0.798 | *0.798* | 0.798 |

**HST TRANSACTION PERIMETER - RESTAURANT DIVISION**
**P&L STATEMENT OF OPERATIONS**
*(Conversion in United State of America Dollars)*

| | (Fiscal Year ends on March 31) | | |
| --- | --- | --- | --- |
| | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Revenues** | | | |
| Food and Beverages | 207,433 | 405,064 | 6,000 |
| Entertainement | 7,886 | 47,065 | 0 |
| | 215,319 | 452,129 | 6,000 |
| | | | |
| **Expenses** | | | |
| Salaries and benefits | 85,799 | 171,393 | 5,444 |
| Promotion and website | 0 | 8,911 | 432 |
| General and admnistrative | 44,042 | 108,615 | 16,328 |
| Entertainement | 822 | 4,070 | 0 |
| Restaurant supplies | 394 | 5,273 | 0 |
| Corporate expenses | 12,775 | 38,690 | 27,224 |
| Legal and accouting | 2,860 | 6,952 | 611 |
| Insurances | 6,085 | 14,789 | 15,609 |
| | 152,777 | 358,693 | 65,648 |
| | | | |
| **EBITDA (loss) - Hotel** | **62,542** | **93,436** | **(59,648)** |
| | | | |
| Bad-Debt Depreciations | 42 | 1,087 | 0 |
| Long-Term Assets Depreciation (1) | 0 | 0 | 0 |
| Equipments Depreciation | 0 | 0 | 0 |
| **Depreciation and amortization** | 42 | 1,087 | 0 |
| | | | |
| **EBIT (loss) - Hotel** | **62,500** | **92,349** | **(59,648)** |
| | | | |
| **Exceptional** | | | |
| Exceptional Income | 0 | 0 | 0 |
| Exceptional Expenses | 0 | 0 | 0 |
| *Exceptional Earnings* | *0* | *0* | *0* |
| | | | |
| *Variation for Differences in FX Rates* | 0 | 0 | (0) |
| **EARNINGS (loss) - Hotel** | **62,500** | **92,349** | **(59,648)** |

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

| NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings | | | |
| --- | --- | --- | --- |
| Conversion rate Used: 1CAD into USD | | | |
| Cash Item | 0.746 | 0.756 | 0.798 |
| Non-Cash Item | 0.798 | 0.798 | 0.798 |

**HST TRANSACTION PERIMETER - FITNESS DIVISION**
**P&L STATEMENT OF OPERATIONS**
*(Conversion in United State of America Dollars)*

| | (Fiscal Year ends on March 31) | | |
|---|---|---|---|
| | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Revenues** | | | |
| Memberships | 416,257 | 853,220 | 69,461 |
| Spa services | 100,210 | 222,880 | 17,837 |
| Professionals | 23,870 | 93,259 | 10,047 |
| | 540,337 | 1,169,359 | 97,345 |
| **Expenses** | | | |
| Salaries and benefits | 186,101 | 446,688 | 41,617 |
| Promotion and website | 2,544 | 6,723 | 432 |
| General and administrative | 33,541 | 105,214 | 88,731 |
| Fitness supplies | 2,628 | 7,849 | 796 |
| Corporate expenses | 46,702 | 118,020 | 119,868 |
| Legal and accounting | 2,860 | 6,952 | 611 |
| Insurances | 26,414 | 64,196 | 67,754 |
| | 300,790 | 755,642 | 319,809 |
| **EBITDA (loss) - Hotel** | **239,547** | **413,717** | **(222,464)** |
| Bad-Debt Depreciations | 257 | 500 | 0 |
| Long-Term Assets Depreciation (1) | 0 | 0 | 0 |
| Equipments Depreciation | 1,994 | 4,786 | 4,786 |
| **Depreciation and amortization** | 2,251 | 5,286 | 4,786 |
| **EBIT (loss) - Hotel** | **237,296** | **408,431** | **(227,250)** |
| **Exceptional** | | | |
| Exceptional Income | 0 | 0 | 0 |
| Exceptional Expenses | 0 | 0 | 0 |
| *Exceptional Earnings* | *0* | *0* | *0* |
| *Variation for Differences in FX Rates* | 128 | 251 | 0 |
| **EARNINGS (loss) - Hotel** | **237,424** | **408,682** | **(227,250)** |

Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works)

| NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings | | | |
|---|---|---|---|
| **Conversion rate Used: 1CAD into USD** | | | |
| Cash Item | 0.746 | 0.756 | 0.798 |
| Non-Cash Item | 0.798 | 0.798 | 0.798 |

**HST TRANSACTION PERIMETER - HOTEL DIVISION**
**P&L STATEMENT OF OPERATIONS**
*(Conversion in United State of America Dollars)*

|  | (Fiscal Year ends on March 31) | | |
|---|---|---|---|
|  | 04/01/2023 -> 08/31/2023 (5 months) | 04/01/2022 -> 03/31/2023 (12 months) | 04/01/2021 -> 03/31/2022 (12 months) |
| **Revenues** | | | |
| Rooms | 829,863 | 1,944,197 | 81,708 |
| Valet | 25,569 | 53,169 | 3,476 |
| Food and beverage | 30,932 | 45,259 | 1,270 |
|  | 886,364 | 2,042,625 | 86,454 |
|  | | | |
| **Expenses** | | | |
| Salaries and benefits | 237,628 | 547,058 | 39,444 |
| Promotion and website | 4,077 | 10,789 | 847 |
| General and administrative | 61,322 | 132,284 | 50,313 |
| Entertainement | 0 | 1,479 | 0 |
| Rooms Maintenance | 5,138 | 18,700 | 1,725 |
| Agencies fees | 39,872 | 119,018 | 4,132 |
| Corporate expenses | 72,781 | 169,750 | 140,592 |
| Legal and accouting | 2,860 | 6,952 | 611 |
| Insurances | 24,703 | 60,038 | 63,365 |
|  | 448,381 | 1,066,068 | 301,030 |
|  | | | |
| **EBITDA (loss) - Hotel** | **437,983** | **976,557** | **(214,576)** |
|  | | | |
| Bad-Debt Depreciations | 0 | 0 | 0 |
| Long-Term Assets Depreciation (1) | 0 | 0 | 0 |
| Equipments Depreciation | 1,994 | 4,786 | 4,786 |
| **Depreciation and amortization** | 1,994 | 4,786 | 4,786 |
|  | | | |
| **EBIT (loss) - Hotel** | **435,988** | **971,771** | **(219,362)** |
|  | | | |
| **Exceptional** | | | |
| Exceptional Income | 0 | 0 | 0 |
| Exceptional Expenses | 0 | 0 | 0 |
| *Exceptional Earnings* | *0* | *0* | *0* |
|  | | | |
| *Variation for Differences in FX Rates* | (14,840) | (2,353) | (0) |
| **EARNINGS (loss) - Hotel** | **421,148** | **969,418** | **(219,362)** |

| Note (1): No Property Depreciation as per Quebec accounting rules when a property is set to be a good to be sold (7 years after Works) | | | |
|---|---|---|---|
| **NOTE: Cash Items converted at the YTD average Exchange rate provided by The Bank of Canada & Non-Cash Items at Historical rate & End-of-year adjustment for matching in Earnings** | | | |
| **Conversion rate Used: 1CAD into USD** | | | |
| Cash Item | 0.746 | 0.756 | 0.798 |
| Non-Cash Item | 0.798 | 0.798 | 0.798 |

# Appendix 1 – Equipment Inventories

## BUILDING PÉCHÉ – INVENTORY

| BAR AND DINING ROOM | QUANTITY |
|---|---|
| Shakers | 5 |
| Shaker strainer | 2 |
| Mixing spoon | 5 |
| Jigger | 3 |
| Cutting board | 2 |
| Knifer | 4 |
| Peeler | 1 |
| Big service tray | 6 |
| Medium service tray | 12 |
| Small milk foam container | 1 |
| Tall milk foam container | 3 |
| Percolator | 2 |
| Simple percolator | 1 |
| Marble table | 13 |
| Chair | 52 |
| Stool | 12 |
| Bench | 4 |
| Buffet | 2 |
| Coffee machine | 1 |
| Scale | 2 |
| Coffee stamp | 1 |
| Silicone mat for coffee stamp | 1 |
| MEV machine | 2 |
| Receipt printer | 3 |
| Order printer | 2 |
| Grinder | 1 |
| Ice maker | 1 |
| Dishwasher | 1 |
| 2-door refrigerator | 4 |
| Inductor | 1 |
| Chaudon | 1 |
| Citrus presser | 1 |
| Dishwasher rack | 5 |
| iPad | 3 |
| Cash register | 2 |
| Safe | 1 |
| Telephone | 1 |
| Speedrail | 2 |
| Wine cooler | 5 |
| Wine cooler stand | 2 |
| Big wine cooler stand | 1 |
| Filtered water tap | 1 |
| AM-PM poster | 1 |
| Big plates | 10 |
| Black menu bard | 1 |

| | |
|---|---|
| Marble garbage buffet | 1 |
| Speakers | 8 |
| Subwoofre | 1 |

| | |
|---|---|
| Custom curtains | 10 |
| Chandelier | 1 |
| Light globe at bar | 11 |
| Teminal machine | 2 |
| Hand dryer | 2 |
| Bus bin | 10 |
| Garbage | 3 |
| Salt and pepper shaker | 6 |
| Matcha kit | 1 |
| Bar mats | 10 |
| Menu holder | 60 |
| Lightspeed server | 1 |
| Camera | 10 |
| Bluetooth server | 1 |
| Pastry wooden board | 1 |
| Sandwich board | 1 |
| Hand sanitizer stand | 1 |
| Strainer | 4 |
| Hawthorne strainer | 4 |
| Julep strainer | 3 |
| Mixing glass | 2 |
| Stainless jigger | 2 |
| Plastic jigger | 1 |
| Cutting knife | 2 |
| Double sink | 2 |
| Simple sink | 1 |
| Pouring spout | 20 |
| Cork of pouring spout | 20 |
| Wine pump | 1 |
| Reutilisable plastic cork | 10 |
| Changing table | 1 |
| Siphon | 2 |
| Wine opener | 3 |
| | |
| **BIG EQUIPMENTS** | |
| Grill + inox support table | 1 |
| Flattop + inox support table | 1 |
| 6 round ROYAL | 1 |
| Broiler | 1 |
| Fryer + 2 frying baskets | 1 |
| Refrigerator 60" NEW AIR | 2 |
| Refrigerator 60" with cooling table NEW AIR | 1 |
| Mixer EURODIB with accessoiries | 1 |
| Convection electric oven | 1 |
| Table inox 4'x2' | 1 |
| Table inox 3'x1' | 1 |
| Table inox dishwasher | 1 |
| Dishwasher | 1 |
| Shelf inox TZANET 4' | 4 |
| Table inox 4'x3' | 1 |
| Sink 2'x2' | 2 |

| | |
|---|---|
| Double sink dishwashing | 1 |
| Table inox dishwashing | 1 |
| Cold room | 1 |
| Green shelving unit for cold room | 2 |

| | |
|---|---|
| Commercial hood | 1 |
| Over the counter shelf | 2 |
| | |
| **SMALL EQUIPMENT** | |
| VITAMIX COMMERCIAL | 1 |
| SLICER | 1 |
| Robot cutter R2 + attachments | 1 |
| Sous-vide machine | 1 |
| Mixing bowl 16 " | 1 |
| Mixing bowl 13 " | 2 |
| Mixing bowl 10 1/2 " | 5 |
| Mixing bowl 6 1/2 " | 6 |
| Scale KILOtech | 1 |
| Paper distributor | 2 |
| Soap distributor | 2 |
| Small pot | 3 |
| Medium pot | 3 |
| Big pot | 3 |
| Sauce pot | 1 |
| Pan 12 " | 2 |
| Pan 14 " | 1 |
| Anti-stick pan 10" | 6 |
| Pan 10 " | 5 |
| Pan 6" | 4 |
| Pizza pan 6 " | 12 |
| Pizza pan 8 " | 12 |
| Pastry pan | 11 |
| Bread pan | 4 |
| Pie pan | 5 |
| French fry cutter | 1 |
| Immersion heater | 1 |
| Plastic bin for immersion heater | 1 |
| Muffin pan | 3 |
| Gastronome | 2 |
| Gastronome with holes | 1 |
| 1/2 gastronome | 7 |
| Rectangle plastic insert | 4 |
| Metal square insert | 3 |
| Plastic square insert | 21 |
| Cover for plastic square insert | 16 |
| Metal insert 1/4 | 2 |
| Black freezer | 3 |
| Big white standing freezer | 1 |
| | |
| **TOOLS FOR KITCHEN** | |
| Microphone | 1 |
| Metal tong | 6 |
| BBQ lighter | 3 |
| Red softspoon | 3 |
| Mini softspoon | 4 |
| White softspoon | 4 |

| | |
|---|---|
| Spatula | 1 |
| Flattip spatula | 4 |
| Ladle 6 oz | 4 |
| Ladle 20 oz | 2 |

| | |
|---|---|
| Bicyclette | 1 |
| Cheeser gratter | 2 |
| Roaster fork | 1 |
| Wooden spoon | 2 |
| Serving spoon | 6 |
| Flour straner | 1 |
| Big pasta strainer | 1 |
| Medium pasta strainer | 1 |
| Small pasta strainer | 1 |
| Etamine | 1 |
| Pastry tong | 2 |
| Econome | 2 |
| Bread knife | 1 |
| Mandoline | 1 |
| Ice cream scoop | 1 |
| Small whisk | 2 |
| Big whisk | 4 |
| Plastic container 1L | 100 |
| Plastic container 500ml | 100 |
| Plastic container 250 ml | 100 |
| Cover for plastic container | 300 |
| Piping bag 16oz | 10 |
| Piping bag 20oz | 6 |
| Round insert | 2 |
| Pepper grinder | 1 |
| Shoebox with lid | 4 |
| Shoebox FDA with lid | 8 |
| 1/2 pastry tray BETTY CROCKER | 3 |
| Digital thermometer | 1 |
| Oven mitains | 1 |
| Microwave | 1 |
| Big cutting board | 7 |
| Small cutting board | 3 |
| Wooden cutting board | 1 |
| Order rail | 2 |
| Wooden shelving unit | 1 |

**BUILDING ESPACE THOMAS – INVENTORY**

| GROUND FLOOR | |
|---|---|
| **RECEPTION** | |
| computer Lenovo | 2 |
| ipad tablet | 1 |
| phone | 3 |
| interact machine ayden | 1 |
| refrigerator small | 1 |
| stool | 1 |
| refrigerator | 1 |
| printer | 3 |
| lockers | 4 |
| microwave | 1 |
| table | 1 |
| laundry basket | 2 |
| storage sector | 1 |
| desk | 1 |
| desk chair | 3 |
| shelf | 3 |
| chair | 2 |
| hanger | 50 |
| code bar scanner | 2 |
| cash register | 1 |
| safe | 1 |
| bench | 2 |
| ramp | 1 |
| **MASSAGE ROOMS** | |
| massage table | 5 |
| essential oil diffuser | 6 |
| small bluetooth speaker | 5 |
| bench | 7 |
| ottoman | 4 |
| soap dispenser | 2 |
| toilet paper dispenser | 1 |
| digital clock | 5 |
| bolster | 9 |
| heating blanket | 5 |
| towel warmer | 5 |
| garbage can | 7 |
| chair | 2 |
| cart | 1 |
| water warmer | 1 |
| hand paper dispenser | 2 |
| art | 7 |
| laundry basket | 2 |
| **BOXING ROOM** | |
| punching bag | 7 |
| kettlebell | 23 |
| dumbell | 31 |
| training elastic | 16 |

| | |
|---|---|
| skipping rope | 6 |
| yoga mat | 12 |
| slam balls | 15 |
| pair boxing gloves | 25 |
| foam ball | 5 |
| pair boxing pad | 20 |
| lockers | 6 |
| step | 6 |
| yoga ball | 5 |
| airbike | 2 |
| rower concept 2 | 1 |
| yoga bloc | 7 |
| sand bag | 2 |
| wood jumpbox | 7 |
| water trough | 1 |
| cart | 1 |
| brown paper dispenser | 1 |
| pear ball | 1 |
| bossu | 1 |
| warrior rope | 1 |
| pull-up bar | 3 |
| TRX | 2 |
| digital clock | 2 |
| speaker | 1 |
| fan | 1 |
| storage bin on wheels | 3 |
| | |
| **LOCKER** | |
| soap dispenser | 12 |
| moisturizing cream dispenser | 2 |
| hair dryer | 4 |
| hands dryer | 2 |
| massage therapy sheet set | 50 |
| shower curtains | 6 |
| hand towel | 200 |
| towels | 50 |
| bath robe | 150 |
| essential oil diffuser | 2 |
| balance | 2 |
| toilet paper dispenser | 4 |
| keyless locker | 100 |
| bench cross | 2 |
| water dispenser | 1 |
| church bench | 1 |
| backpack portable vacuum cleaner | 1 |
| mop handle | 4 |
| broom | 2 |
| mop bucket | 1 |
| product dispenser | 1 |

| | |
|---|---|
| ladder | 2 |
| mop head | 15 |
| rag | 50 |
| **2ND FLOOR** | |
| **SPA** | |
| cushion | 30 |
| water dispenser | 1 |
| cart | 1 |
| water warmer | 1 |
| bean bag | 6 |
| plants | 2 |
| papasan chair | 2 |
| couch | 7 |
| garden hose | 2 |
| wall hook | 4 |
| removable folder | 10 |
| ramp metal | 2 |
| deck chair | 4 |
| ice machine | 1 |
| paper glass | 50 |
| conical paper glass | 50 |
| paper glass dispenser | 2 |
| mop bucket | 1 |
| product dispenser | 1 |
| ladder | 2 |
| mop head | 2 |
| beach umbrella | 3 |
| **WEIGHLIFTING ROOM** | |
| flat weight | 88 |
| training elastic | 8 |
| olympic bar | 9 |
| slam ball | 5 |
| jump box | 7 |
| kettlebell | 18 |
| mural squat support structure | 5 |
| speaker Sonos | 2 |
| brown paper dispenser | 1 |
| weight cushions | 4 |
| step | 13 |
| digital clock | 1 |
| TRX | 3 |
| **MAIN GYM ROOM** | |
| dumbbell | 54 |
| olympic bar | 8 |
| training elastic | 17 |
| yoga ball | 2 |
| bench press Hoist | 4 |
| rower Concept 2 | 2 |
| crossfit metal structure | 1 |
| pull-up bar | 3 |

| | |
|---|---|
| synthetic grass carpet | 1 |
| brown paper dispenser | 3 |
| wood jump box | 4 |
| stool | 4 |
| Leg press Life Fitness | 1 |
| flat weight | 50 |
| adjustable bench | 4 |
| flat olympic bench | 1 |
| adjustable crunch bench | 1 |
| adjustable weight pulley structure Atlantis | 1 |
| dip/leg raise Life Fitness | 1 |
| weight pulley | 8 |
| wall squat support structure | 4 |
| half yoga ball | 1 |
| warrior rope | 1 |
| water trought | 1 |
| concept2 skier | 1 |
| double abdominal wheel | 3 |
| hiptrust bench | 1 |
| garbage | 4 |
| TRX | 3 |
| cyber t bar row | 1 |
| weight rack | 5 |
| ball rack | 1 |
| training balls | 7 |
| barbell | 10 |
| digital screen | 1 |
| machine In Body | 1 |
| desk | 1 |
| desk chair | 2 |
| printer | 1 |
| half ball chair | 1 |
| balance | 1 |
| pressure measuring machine | 1 |
| drawers | 1 |
| olympic belt | 3 |
| cardiac defibrillator | 1 |
| first aid kit | 2 |
| **3RD FLOOR** | |
| **MEZZANINE** | |
| ARC trainer Cybex | 2 |
| treadmill Life Fitness | 5 |
| bike spinning Spinner Shift | 1 |
| bike precor | 2 |
| jacob ladder | 1 |
| machine chest press Life Fitness | 1 |
| machine row/rear deltoid LIfe Fitness | 1 |
| machine shoulder press Life Fitness | 1 |
| machine hip abducteur Life Fitness | 1 |

| machine leg extension Life Fitness | | 1 |
| --- | --- | --- |

| machine leg curl Life Fitness | | 1 |
| --- | --- | --- |
| fan | | 1 |
| cart | | 1 |
| garbage | | 1 |
| | | |
| **YOGA ROOM** | | |
| foam mat | | 9 |
| cushions | | 15 |
| blanket | | 7 |
| foam roller | | 11 |
| yoga mat | | 12 |
| yoga bloc | | 30 |
| buddha statue | | 1 |
| yoga ribbon | | 8 |
| plant | | 17 |

**BUILDING HOTEL ST-THOMAS - INVENTORY**

| GROUND FLOOR | QUANTITY |
|---|---|
| Bar stool | 10 |
| Dining table chairs | 75 |
| Dining table chairs | 22 |
| Custom reception area bench | 1 |
| Custom dining area - mezzanine | 2 |
| Custom dining area - main dining | 1 |
| Reception area side table | 3 |
| Garbage can | 4 |
| Garbage can | 5 |
| Section rope | 0 |
| Signs | 1 |
| Luggage cart | 0 |
| Room service cart | 3 |
| General item transportation cart | 1 |
| Umbrella bin | 2 |
| Umbrellas | 1 |
| Coat rack | 0 |
| Purse rack | 0 |
| Hangers | 250 |
| Employee billboard | 1 |
| Employee dining table and chair set | 1 |
| Employee locker | 6 |
| Employee bench | 1 |
| Toilet paper holder | 5 |
| Soap dispenser rack | 5 |
| Hand dryer | 3 |
| Sanitary garbage | 5 |
| Baby chair | 0 |
| Koala care | 1 |
| Poussette | 0 |
| Baby tub | 4 |
| Bottle warmer | 4 |
| Pack and play set | 2 |
| Projector | 1 |
| Microphone | 2 |
| Dog bed | 2 |
| Hotel bicycle | 3 |
| Bicycle helmet | 3 |
| Bike locks | 3 |
| Bicycle rack | 1 |
| Custom art | 1 |
| Vinyl art - large | 8 |
| Vinyl art - small | 5 |
| BAR GLASSWARE | QUANTITY |
| Shot glasses | 50 |
| Rocks | 7 |
| Old fashioned | 60 |

| | |
|---|---|
| Tiki Old fashioned | 6 |
| Tiki highball | 14 |
| Highball glass | 54 |
| Flute | 19 |
| Wine glass | 27 |
| Marie-Antoinette | 15 |
| Mule mugs | 7 |
| Pint | 50 |
| Boston pint | 16 |
| Martini | 4 |
| Pitchers | 27 |
| Ice bucket | 6 |
| Coffee cup (small white) | 13 |
| Coffee cup (big white) | 15 |
| **POS AND ELECTRONICS** | **QUANTITY** |
| Reception computer | 1 |
| Server | 1 |
| Camera system | 50 |
| Telephone | 2 |
| In-room telephone | 23 |
| Card coder | 1 |
| Domakaba | 1 |
| Terminal | 2 |
| Receipt and order printers | 3 |
| Cash drawer | 2 |
| iPad for staff and POS | 3 |
| iPad case | 1 |
| iPad bluetooth keyboard | 2 |
| Tablet Amazon housekeeping | 5 |
| Tablet case | 5 |
| Xerox printer | 1 |
| TV | 23 |
| Lightspeed Lite Server | 1 |
| Boîte MEV | 1 |
| TV Lobby | 1 |
| JBL Speakers | 12 |
| **KITCHEN AND BAR TOOL** | **QUANTITY** |
| Oven | 1 |
| Micro-wave | 1 |
| Dishwasher | 1 |
| Induction stove | 3 |
| Bread toaster | 1 |
| 2-door refrigerators | 3 |
| Dishwasher | 1 |
| Dishwasher racks | 4 |
| Sink - dishwashing | 1 |
| Table Inox | 2 |
| Shelving unit Inox | 1 |
| Serving table Inox | 2 |

| | |
|---|---|
| Cutting board | 3 |
| Knife | 3 |
| Shaker | 2 |
| Strainer | 2 |
| Julep strainer | 2 |
| Speedrail | 1 |
| Sink | 2 |
| Coffee machine | 1 |
| Mixing spoon | 2 |
| Milk foam container | 2 |
| Grinder | 1 |
| Coffee stamp | 1 |
| Coffee stamp rubber | 1 |
| Matcha kit | 1 |
| Spatula | 2 |
| Fruit basket | 1 |
| Buffet serving stand | 6 |
| Serving bowl | 4 |
| Pastry shelving basket | 1 |
| Condiment shelving basket | 1 |
| Coffee insulated pitcher | 2 |
| Creamer | 1 |
| Milk jug | 1 |
| Juice jug | 2 |
| Water dispenser | 1 |
| Metal tongs | 10 |
| Cereal dispenser | 1 |
| Oven tray | 3 |
| Oven silicone insert | 3 |
| Oven mitains | 1 |
| Bread knife | 1 |
| Oven pans | 15 |
| White big dishes | 150 |
| Small white dishes | 150 |
| Event wine glasses | 100 |
| Spoons | 140 |
| Small forks | 70 |
| Fork | 140 |
| Coffee spoons | 30 |
| Wooden board | 3 |
| Wooden tray | 2 |
| Wood trolley | 2 |
| Big plastic trolley | 3 |
| Soap dispenser | 2 |
| Paper dispenser | 2 |
| **BASEMENT** | **QUANTITY** |
| Lawnmower | 1 |
| Events stove | 1 |
| Ladder | 1 |
| Folding white table | 2 |

| | |
|---|---|
| Housekeeping cart | 3 |
| Industrial HENRY vacuum | 1 |

| | |
|---|---|
| Industrial black vacuum | 2 |
| Industrial washer machine | 2 |
| Industrial dryer machine | 2 |
| Laundry ULINE cart | 1 |

| ROOMS | QUANTITY |
|---|---|
| Bedsheet King | 75 |
| Bedsheet Queen | 30 |
| Fitted sheet. King | 75 |
| Fitted sheet Queen | 30 |
| Mattress protector King | 25 |
| Mattress protector Queen | 10 |
| Duvet King | 50 |
| Duvet Queen | 15 |
| Duvet - hypoalleric King | 10 |
| Duvet - hypoallegic Queen | 5 |
| Comforter cover King | 135 |
| Comforter cover Queen | 45 |
| Pillow protector | 150 |
| Pillows hypoallergic | 10 |
| Pillows goose down | 150 |
| Pillow case | 425 |
| Bed runner | 45 |
| Decorative comforter | 25 |
| Mattress | 22 |
| Mattress | 10 |
| Pull-out bed | 1 |
| Mattress protector | 5 |
| Bedsheet | 10 |
| Duvet | 5 |
| Duvet cover | 10 |
| Fitted sheet | 10 |
| Pillow decorative 45X45 - green | 10 |
| Pillow decorative 45X45 - blue | 58 |
| Pillow decorative 40X40 | 22 |
| decorative 60X40 | 29 |
| Art - large | 28 |
| Art - small | 23 |
| King mattress | 18 |
| Queen mattress | 10 |
| King bedframe | 20 |
| queen bedframe | 9 |
| Sofa bed | 10 |
| Big mirror | 23 |
| Ottoman | 28 |
| Nighstand | 58 |
| Night lamps | 56 |
| Desk lamp | 23 |
| Floor lamp | 23 |
| Armchair | 28 |

| | |
|---|---|
| Side table | 23 |
| Armoire | 23 |
| Meuble A+B | 23 |

| | |
|---|---|
| Desk chair | 25 |
| Desk | 2 |
| Hallway sconces | 23 |
| Hangers | 200 |
| Hangers with claw | 100 |
| Hangers - fabric | 60 |
| Laundry bag | 3500 |
| Slippers | 2000 |
| Clothing iron | 24 |
| Ironing board | 24 |
| Luggage foldable holder | 25 |
| Mini fridge | 23 |
| Safe | 25 |
| Ice bucket | 25 |
| Kettle | 24 |
| Tea tray | 30 |
| Tea storage | 30 |
| Tea cup | 80 |
| Tea spoon | 10 |
| Wine glass | 46 |
| Snack bar tray | 50 |
| Garbage can | 25 |
| Clock | 25 |
| Pillow mist | 23 |
| Yoga mat | 24 |
| Pen | 3500 |
| Outdoor furniture:2 chairs and small table | 8 |
| Outdoor furniture: 2 chaises + 1 set of 4 pieces furniture set | 2 |

| BATHROOM | QUANTITY |
|---|---|
| Robe | 200 |
| Bath towel | 375 |
| Hand towel | 200 |
| Face towel | 200 |
| Bath mat | 70 |
| Sewing kit | 5000 |
| Q-tip | 5000 |
| Shower cap | 5000 |
| Qtip and cotton ball box | 30 |
| Scale | 30 |
| Hair dryer | 24 |
| Hair dryer bag | 100 |
| Magnifying makeup mirror with light | 25 |
| Garbage | 30 |
| water glass | 200 |
| Kleenex box container | 23 |
| Tray | 30 |
| Toilet paper holder | 23 |
| Toilet brush | 23 |
| Towel rack | 23 |

| | |
|---|---|
| Wall hooks | 46 |
| LED shelving unit | 23 |
| Vanity with mirror | 23 |

| Triple shampoo bottle stand | 23 |
| --- | --- |

| SIGNAGE | QUANTITY |
| --- | --- |
| Room numbers | 23 |
| Floors numbers | 10 |
| Emergency floorplan | 30 |
| Public bathroom signs | 1 |
| Public bathroom terrasse | 2 |
| Elevator name | 2 |
| Hotel sign | 1 |
| Employee only sign | 4 |
| Rooftop sign | 1 |

| STATIONNARY | QUANTITY |
| --- | --- |
| **ROOMS** | |
| DOOR HANGER | 500 |
| Laundry list | 100 |
| Hotel binder | 23 |
| Room service | 23 |
| Room service menu holder | 23 |
| Mini-bar menu | 23 |
| Mini-bar holder | 23 |
| Card holder | 25 |
| Complimentary card with card | 5000 |
| coaster | 2000 |
| **RECEPTIOM** | |
| Room card envelop | 2500 |
| Room card RDIF | 1500 |
| Letterhead | 4000 |
| Envelope | 400 |
| Luggage tag | 2000 |
| **RESTAURANT/MENU** | |
| Bar menu | 25 |
| Coaster | 500 |
| Bar menu holder | 25 |
| Restaurant holder | 15 |
| Bill holder | 15 |

## Appendix 2 – Result of a Canadian Survey on Covid-19 Impact by The Official Agency "Statistics Canada"

In March 2020—and continuing throughout the month of April—government interventions were put in place as a result of the COVID-19 pandemic, during which time provinces restricted access to and implemented closures of non-essential businesses. These measures severely impacted many businesses, particularly those in the food services and drinking places subsector which was one of the hardest hit by public safety measures. Since then, the industry has experienced constant challenges, exacerbated by the need to adapt in light of repeated re-openings and shutdowns as a result of fluctuations in the number of COVID-19 cases across the country.

By May 2020, employment in the subsector dropped 55.8% (-635,515) from pre-pandemic levels observed in February 2020 and remained one-third lower (-29.3%; -336,667) in December 2020 compared with February 2020. As of December 2020, food services and drinking places accounted for 5.6% of all employer businesses in Canada.

Real gross domestic product (GDP) of food services and drinking places fell 39.5% in March 2020 and by another 40.8% in April 2020 as many of these businesses either closed completely or operated at a greatly reduced capacity, providing take-out or delivery services exclusively. In fact, more than half (56%) of food service and drinking place operators reported being closed at some point last April, while 41% reported being closed for the entire month.

By the end of April 2020, sales in the food services and drinking places subsector fell 61.3% from pre- pandemic levels observed in February 2020. Sales grew steadily as restrictions were eased through the spring and summer before dropping 18.3% from September to December 2020, as the resurgence of COVID-19 prompted the re-implementation of restrictions in several provinces.

By the end of 2020, the Canadian economy had endured nearly a full year of COVID-19 effects, and food services and drinking places were adapting to the new reality by operating at a greatly reduced capacity, shifting to take-out and delivery services, laying off staff, and applying for government funding among other things.

From mid-January to mid-February 2021, Statistics Canada conducted the Canadian Survey on Business Conditions to better understand the ongoing effects of the pandemic on businesses and business expectations moving forward. This article provides insights on those expectations, as well as on specific realities faced by food services and drinking places. Based on the results of this survey, the majority of food services and drinking places expect profitability to decline in the short term, are uncertain of how long they can continue operating before considering closure or bankruptcy, and are unable to take on more debt. A significant proportion of food services and drinking places experienced a decline of 40% or more in revenue in 2020 compared with 2019 and over three-quarters were approved for or received some form of funding because of the pandemic.

31 / 35

**Food services and drinking places adapt to repeated re-openings and shutdowns**

With restrictions placed on in-person dining coupled with a reluctance from consumers to dine-in, food services and drinking places have shifted to contactless delivery and take-out and made investments to expand their online sales capabilities. Over half (50.7%) of food services and drinking places reported they were likely or very likely to permanently adopt contactless delivery or pickup options. Over one-quarter (27.5%) of food services and drinking places have an online sales platform or plans to implement one. Notably, in 2020 nearly one-fifth (19.4%) of food services and drinking places made 30% or more of their total sales online, more than double the proportion that did in 2019 (9.1%).

Furthermore, food services and drinking places have adjusted their business operations keeping in line with government regulations and recommendations. These businesses have increased expenditures on personal protective equipment and on implementing measures to keep customers and employees safe. Almost all (96.0%) food services and drinking places have increased expenditures on sanitization and cleaning and 87.8% have increased expenditures on personal protective equipment and supplies.

Over 90% of food services and drinking places provide facemasks, gloves or other personal protective equipment to employees (93.0%), provide hand sanitizer to employees and customers (92.7%), and frequently clean high-touch areas or surfaces (91.2%). In addition, over 80% of food services and drinking places insist employees displaying any signs of illness stay home (84.6%) and restrict the number of people allowed into the space (80.9%).

**Chart 1**
**Current or planned actions or measures due to the COVID-19 pandemic, food services and drinking places compared with all businesses**



**Note:** Respondents were asked: What actions or measures does this business or organization have currently in place or plan to implement?
**Source:** Canadian Survey on Business Conditions, first quarter of 2021 (Table 33-10-0315-01).

Data table for Chart 1

**Overwhelming majority of food services and drinking places reported lower revenue in 2020 compared with 2019**

Over four-fifths (86.5%) of food services and drinking places experienced a decrease in revenue in 2020 compared to three-fifths (60.5%) of all businesses. A decline in revenue of 40% or more in 2020 was a reality for over two-fifths (42.9%) of food services and drinking places, with those in Quebec (50.9%), Manitoba (47.9%) and Ontario (44.9%) most likely to see this level of loss. Relatively few proportions of food services and drinking places had unchanged revenues (5.5%) or saw their revenues increase (6.7%) in 2020 compared with 2019. In contrast, just under one-fifth (19.2%) of all businesses experienced a decline in revenue of 40% or more in 2020, over one-fifth (20.7%) saw revenues unchanged and nearly one-fifth (18.1%) saw revenues increase.



**Chart 2**
**Business revenue in 2020 compared with 2019**

Note: Respondents were asked: Compared to 2019, how did the revenues of this business change in 2020?
Source: Canadian Survey on Business Conditions, first quarter of 2021 (Table 33-10-0317-01).

**Many food services and drinking places anticipate losses to continue into the near future**

Nearly three-fifths (56.6%) of food services and drinking places expected their profitability would decrease over the next three months compared with just over two-fifths (41.8%) of all businesses. Nearly one-third (29.8%) of food services and drinking places expected profitability to remain the same, while 8.5% expected their profitability to increase.

Furthermore, approximately half (49.7%) of food services and drinking places expected lower sales over the three months that followed compared with nearly one-third (30.6%) of all businesses. Over one-third (35.3%) of food services and drinking places expected sales to stay about the same.

The decline in travel and its impact on the tourism industry, combined with reluctance from consumers to dine indoors and changing government restrictions have increased uncertainty for food services and drinking places. Approximately half of Canadians reported that they expected to spend less on eating at a restaurant compared to prior to the pandemic, while 31% expected to spend less on ordering take-out food. Around half of food services and drinking places expected insufficient demand (51.7%) and fluctuations in demand (46.8%) to be obstacles for their business over the next three months. In addition, government regulations were an obstacle expected for nearly two-fifths (38.0%) of food services and drinking places and over one-fifth (21.7%) expected travel restrictions to be an obstacle over the following three months.

**Majority of food services and drinking places uncertain of business survival**

At their current level of revenue and expenditures, over half (51.2%) of food services and drinking places do not know how long they can continue to operate before considering closure or bankruptcy. Over one- quarter (26.2%) reported that they can continue to operate for less than 12 months before considering closure or bankruptcy, compared with one-tenth (10.3%) of all businesses.

Nearly half (47.6%) of food services and drinking places do not know how long they can continue to operate at their current level of revenue and expenditures before considering laying off staff, similar to the proportion of all businesses (46.4%). Nearly two-fifths (36.6%) of food services and drinking places can continue to operate at their current level of revenue and expenditures for less than 12 months before considering laying off staff compared with just over one-fifth (21.3%) of all businesses.

In the short term, nearly one-third (29.9%) of food services and drinking places expected their number of employees to decrease over the next three months, compared with just over one-fifth (20.3%) that reported the same last cycle. In contrast, over one-tenth (11.7%) of all businesses expected their number of employees to decrease over the next three months. Nearly three-fifths (57.5%) of food services and drinking places expected to have the same number of employees over the next three months, compared with 70.6% of all businesses.

**Majority of food services and drinking places cannot take on more debt**

Over half (54.0%) of food services and drinking places reported that they did not have the ability to take on more debt, up from less than half (46.1%) of food services and drinking places last cycle. Maintaining sufficient cash flow or managing debt was an obstacle expected over the following three months by over two-fifths (43.0%) of food services and drinking places, whereas just under one-quarter (24.2%) of all businesses expected the same.

In response to the challenges experienced by businesses due the pandemic, various government programs focusing on funding or credit were made available to support businesses. Nearly all (92.1%) food services and drinking places were approved for or received some form of funding or credit because of the COVID- 19 pandemic compared with under three-quarters (73.3%) of all businesses.

The Canada Emergency Business Account (CEBA) provides eligible small businesses and non-profit organizations with a loan of up to $40,000 and is designed to help cover operating costs. The Canada Emergency Wage Subsidy (CEWS) is a subsidy of 75% of employee wages for eligible businesses to re-hire staff they had laid off previously as a result of COVID-19 and prevent further job losses. The Temporary 10% Wage Subsidy for Employers is a three-month measure allowing eligible employers to reduce the amount of payroll deductions required to be remitted to the Canada Revenue Agency.

34 / 35

Almost four-fifths (78.5%) of food services and drinking places were approved for or received the CEBA compared with over half (54.3%) of all businesses. Just over three-fifths (60.5%) of food services and drinking places were approved for or received the CEWS, compared with over one-third (34.6%) of all businesses. Under one-third of food services and drinking places (29.3%) were approved for or received the Temporary 10% Wage Subsidy for Employers compared with just over one-fifth (20.4%) of all businesses.

**Chart 3**
**Businesses that were approved for or received various sources of funding or credit due to COVID-19**



**Note:** Respondents were asked which sources of funding or credit the business or organization was approved for or received.
**Source:** Canadian Survey on Business Conditions, first quarter of 2021 (Table 33-10-0320-01).

Data table for Chart 3

*Methodology*

*From January 11 to February 11, 2021, representatives from businesses across Canada were invited to take part in an online questionnaire about how COVID-19 is affecting their business and business expectations moving forward. The Canadian Survey on Business Conditions uses a stratified random sample of business establishments with employees classified by geography, industry sector, and size. An estimation of proportions is done using calibrated weights to calculate the population totals in the domains of interest. The total sample size for this iteration of the survey is 32,400 and results are based on responses from a total of 15,431 businesses, 795 of which were food services and drinking places.*



# CONSOLIDATED
# FINANCIAL STATEMENTS

## Caribbean Hospitality Group Inc. & Hotel St. Thomas
*For the period starting on April 1, 2021 to March 31, 2022*

**Caribbean Hospitality Group Inc.**
**FINANCIAL STATEMENTS**
**March 31, 2022**

**Content**

**Compiled Financial Statements**



PO BOX 190898
San Juan, PR 00919

Tel (787) 308-9181
cpa.joseruiz@gmail.com

## ACCOUNTANT'S COMPILATION REPORT

Board of Directors of Caribbean Hospitality Group Inc
San Juan PR, 00919

Management is responsible for the accompanying financial statements of **Caribbean Hospitality Group Inc.,** which comprise the balance sheet as of March 31, 2022, and the related statements of income and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. I have performed compilation engagement in accordance with Statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

José E. Ruiz, CPA
Lic #5875

San Juan, PR
November 29, 202



2

# Consolidated Balance Sheet

### Caribbean Hospitality Group Inc
### As of March 31, 2022

|  | 2022 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| Cash | 26,943 |
| Accounts Receivable | 2,889 |
| Inventories | 137,884 |
| **Total Current Assets** | **167,717** |
| | |
| **Property and Equipment** | |
| Properties | 21,978,000 |
| Equipment | 2,616,270 |
| Accumulated Depreciation | (17,760) |
| **Total Current Assets** | **24,576,510** |
| **TOTAL ASSETS** | **$  24,744,227** |
| | |
| **LIABILITIES** | |
| **Current Liabilities** | |
| Accrued Expenses | - |
| Accounts Payable | 3,703 |
| **Total Current Liabilities** | |
| | |
| **Long Term Debt** | |
| Long Term Liabilities | 29,600 |
| Auto Loan | - |
| **Total Long term Debt** | **29,600** |
| | |
| **Owners Capital** | |
| Owner Capital | 74 |
| Retained Earnings | 24,710,850 |
| Owners Draw | - |
| **Total Owners Capital** | **24,710,924** |
| **TOTAL LIABILITIES AND CAPITAL** | **$  24,744,227** |

See Accountant's Compilation Report

3

# Consolidated Income Statement

### Caribbean Hospitality Group Inc
### From April 1, 2021 to March 31, 2022

|  |  | 2022 |
|---|---|---|
| **INCOME** |  |  |
| Services | $ | 298,270 |
| **Total Income** |  | **298,270** |
|  |  |  |
| **OPERATIONAL EXPENSES** |  |  |
| Professional Services |  | 1,702 |
| Salaries |  | 80,249 |
| Promotions |  | 1,587 |
| General and Administrative |  | 148,132 |
| Entertainment |  | - |
| Rooms Supplies |  | 1,600 |
| Fitness Supplies |  | 739 |
| Restaurant Supplies |  | - |
| Agencies fees |  | 3,833 |
| Corporate Expenses |  | 321,565 |
| Insurance |  | 140,076 |
|  |  |  |
| **Total Operational Expenses** |  | **699,482** |
|  |  |  |
| **Total Income from Operations** |  | **(401,212)** |
|  |  |  |
| **Other Expenses** |  |  |
| Interest |  | - |
| Depreciation Expense |  | 8,880 |
| Income Taxes |  | - |
| **Total Other Expense** |  | **8,880** |
|  |  |  |
| **INCOME (LOSS)** |  | **(410,092)** |

See Accountant's Compilation Report

4

# Consolidated Statement of Cash Flow
## Caribbean Hospitality Group Inc
## From April 1, 2021 to March 31, 2022

|  | 2022 |
|---|---:|
| **Operating Activities** | |
| Net Income | (410,092) |
| Adjustments to reconcile Net Income: | |
| **Net Cash Provided by Operations** | |
| Depreciation and Amortization | |
| **Changes in assets and liabilities** | |
| (Increase) Decrease in account receivables | (527) |
| (Increase) Decrease in inventory | 37,887 |
| Increase (Decrease) in account payables | 3,944 |
| Increase (Decrease) in accrued expenses | - |
| **Net Cash Provided by Operating Activities** | **(368,788)** |
| | |
| **Financing Activities** | |
| Increase (Decrease) in Line of Credit | - |
| Increase (Decrease) in Long Term Debt | - |
| **Net Cash Provided by Financing Activities** | - |
| | |
| **Investing Activities** | |
| Increase (Decrease) in Property and Equipment | - |
| Retained Earnings | 368,788 |
| **Net Cash Provided by Investing Activities** | **368,788** |
| | |
| Net cash increase for period | 0 |
| | |
| Cash at the beginning of period | 26,943 |
| **Cash at the end of period** | $ 26,944 |

See Accountant's Compilation Report

5



# CONSOLIDATED
# FINANCIAL STATEMENTS

**Caribbean Hospitality Group Inc. & Hotel St. Thomas**
*For the period starting on April 1, 2022 to March 31, 2023*

**Caribbean Hospitality Group Inc.**
**FINANCIAL STATEMENTS**
**March 31, 2023**

**Content**

**Compiled Financial Statements**



PO BOX 190898
San Juan, PR 00919

Tel (787) 308-9181
cpa.joseruiz@gmail.com

## ACCOUNTANT'S COMPILATION REPORT

Board of Directors of Caribbean Hospitality Group Inc
San Juan PR, 00919

Management is responsible for the accompanying financial statements of **Caribbean Hospitality Group Inc.,** which comprise the balance sheet as of March 31, 2023, and the related statements of income and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. I have performed compilation engagement in accordance with Statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

José E. Ruiz, CPA
Lic #5875



San Juan, PR
November 29, 2023

2

# Consolidated Balance Sheet

**Caribbean Hospitality Group Inc**
**As of March 31, 2023**

|  | 2023 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| Cash | 31,943 |
| Accounts Receivable | 2,889 |
| Inventories | 137,884 |
| **Total Current Assets** | **172,717** |
| | |
| **Property and Equipment** | |
| Properties | 21,978,000 |
| Equipment | 2,616,270 |
| Accumulated Depreciation | (17,760) |
| **Total Current Assets** | **24,576,510** |
| **TOTAL ASSETS** | **$ 24,749,227** |
| | |
| **LIABILITIES** | |
| **Current Liabilities** | |
| Accrued Expenses | - |
| Accounts Payable | 826,956 |
| **Total Current Liabilities** | |
| | |
| **Long Term Debt** | |
| Long Term Liabilities | 339,600 |
| Auto Loan | - |
| **Total Long term Debt** | **339,600** |
| | |
| **Owners Capital** | |
| Owner Capital | 5,074 |
| Retained Earnings | 23,577,597 |
| Owners Draw | - |
| **Total Owners Capital** | **23,582,671** |
| **TOTAL LIABILITIES AND CAPITAL** | **$ 24,749,227** |

See Accountant's Compilation Report

3

# Consolidated Income Statement

**Caribbean Hospitality Group Inc**
**From April 1, 2022 to March 31, 2023**

|  |  | 2023 |
|---|---|---:|
| **INCOME** |  |  |
| Services | $ | 3,709,709 |
| **Total Income** |  | **3,709,709** |
|  |  |  |
| **OPERATIONAL EXPENSES** |  |  |
| Professional Services |  | 726,920 |
| Salaries |  | 1,140,781 |
| Promotions |  | 25,871 |
| General and Administrative |  | 342,874 |
| Entertainment |  | 5,433 |
| Rooms Supplies |  | 18,308 |
| Fitness Supplies |  | 7,685 |
| Restaurant Supplies |  | 5,163 |
| Agencies fees |  | 116,530 |
| Corporate Expenses |  | 374,321 |
| Insurance |  | 140,076 |
|  |  |  |
| **Total Operational Expenses** |  | **2,903,962** |
|  |  |  |
| **Total Income from Operations** |  | **805,747** |
|  |  |  |
| **Other Expenses** |  |  |
| Interest |  | 20,936 |
| Depreciation Expense |  | 12,984 |
| Income Taxes |  | - |
| **Total Other Expense** |  | **33,920** |
|  |  |  |
| **INCOME (LOSS)** |  | **771,827** |

See Accountant's Compilation Report

4

# Consolidated Statement of Cash Flow

### Caribbean Hospitality Group Inc
### From April 1, 2022 to March 31, 2023

| | 2023 |
|---|---:|
| **Operating Activities** | |
| Net Income | 771,827 |
| Adjustments to reconcile Net Income: | |
| **Net Cash Provided by Operations** | |
| Depreciation and Amortization | |
| **Changes in assets and liabilities** | |
| (Increase) Decrease in accounts receivable | (1,563) |
| (Increase) Decrease in inventory | (107,965) |
| Increase (Decrease) in accounts payable | 714,995 |
| Increase (Decrease) in accrued expenses | - |
| **Net Cash Provided by Operating Activities** | **1,377,295** |
| | |
| **Financing Activities** | |
| Increase (Decrease) in Line of Credit | - |
| Increase (Decrease) in Long Term Debt | 10,000 |
| **Net Cash Provided by Financing Activities** | **10,000** |
| | |
| **Investing Activities** | |
| Increase (Decrease) in Property and Equipment | - |
| Retained Earnings | (1,376,202) |
| **Net Cash Provided by Investing Activities** | **(1,376,202)** |
| | |
| Net cash increase for period | 11,093 |
| | |
| Cash at the beginning of period | 20,851 |
| **Cash at the end of period** | **$ 31,944** |

See Accountant's Compilation Report



# CONSOLIDATED INTERIM FINANCIAL STATEMENTS

## Caribbean Hospitality Group Inc. & Hotel St. Thomas
*For the five months ending August 31, 2023*

**Caribbean Hospitality Group Inc.**
**FINANCIAL STATEMENTS**
**August 31, 2023**

**Content**

**Compiled Financial Statements**



PO BOX 190898
San Juan, PR 00919

Tel (787) 308-9181
cpa.joseruiz@gmail.com

## ACCOUNTANT'S COMPILATION REPORT

Board of Directors of Caribbean Hospitality Group Inc
San Juan PR, 00919

Management is responsible for the accompanying financial statements of **Caribbean Hospitality Group Inc.,** which comprise the balance sheet as of August 31, 2023, and the related statements of income and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. I have performed compilation engagement in accordance with Statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

José E. Ruiz, CPA
Lic #5875

San Juan, PR
November 29, 2023



2

# Consolidated Balance Sheet

**Caribbean Hospitality Group Inc**
**As of August 31, 2023**

|  | 2023 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| Cash | 20,319 |
| Accounts Receivable | 4,452 |
| Inventories | 137,884 |
| **Total Current Assets** | **162,656** |
| | |
| **Property and Equipment** | |
| Properties | 21,978,000 |
| Equipment | 2,616,270 |
| Accumulated Depreciation | (21,460) |
| **Total Current Assets** | **24,572,810** |
| **TOTAL ASSETS** | **$ 24,735,466** |
| | |
| **LIABILITIES** | |
| **Current Liabilities** | |
| Accrued Expenses | - |
| Accounts Payable | 899,548 |
| **Total Current Liabilities** | |
| | |
| **Long Term Debt** | |
| Long Term Liabilities | 639,600 |
| Auto Loan | - |
| **Total Long term Debt** | **639,600** |
| | |
| **Owners Capital** | |
| Owner Capital | 5,074 |
| Retained Earnings | 23,191,244 |
| Owners Draw | - |
| **Total Owners Capital** | **23,196,318** |
| **TOTAL LIABILITIES AND CAPITAL** | **$ 24,735,466** |

3

# Consolidated Income Statement

**Caribbean Hospitality Group Inc**
**From April 1, 2023 to August 31, 2023**

|  |  | 2023 |
|---|---|---:|
| **INCOME** |  |  |
| Services | $ | 1,678,973 |
| **Total Income** |  | **1,678,973** |
|  |  |  |
| **OPERATIONAL EXPENSES** |  |  |
| Professional Services |  | 728,509 |
| Salaries |  | 505,195 |
| Promotions |  | 6,565 |
| General and Administrative |  | 139,389 |
| Entertainment |  | 815 |
| Rooms Supplies |  | 5,095 |
| Fitness Supplies |  | 2,606 |
| Restaurant Supplies |  | 391 |
| Agencies fees |  | 39,533 |
| Corporate Expenses |  | 153,919 |
| Insurance |  | 58,365 |
|  |  |  |
| **Total Operational Expenses** |  | **1,640,380** |
|  |  |  |
| **Total Income from Operations** |  | **38,592** |
|  |  |  |
| **Other Expenses** |  |  |
| Interest |  | 60,562 |
| Depreciation Expense |  | 18,837 |
| Income Taxes |  | - |
| **Total Other Expense** |  | **79,399** |
|  |  |  |
| **INCOME (LOSS)** |  | **(40,807)** |

4

# Consolidated Statement of Cash Flow

### Caribbean Hospitality Group Inc
### From April 1, 2023 to August 31, 2023

|  | 2023 |
|---|---:|
| **Operating Activities** | |
| Net Income | (40,807) |
| Adjustments to reconcile Net Income: | |
| **Net Cash Provided by Operations** | |
| Depreciation and Amortization | |
| **Changes in assets and liabilities** | |
| (Increase) Decrease in accounts receivable | (1,563) |
| (Increase) Decrease in inventory | (137,884) |
| Increase (Decrease) in accounts payable | 178,408 |
| Increase (Decrease) in accrued expenses | - |
| **Net Cash Provided by Operating Activities** | **(1,846)** |
| | |
| **Financing Activities** | |
| Increase (Decrease) in Line of Credit | - |
| Increase (Decrease) in Long Term Debt | 600,000 |
| **Net Cash Provided by Financing Activities** | **600,000** |
| | |
| **Investing Activities** | |
| Increase (Decrease) in Property and Equipment | - |
| Retanied Earnings | (609,778) |
| **Net Cash Provided by Investing Activities** | **(609,778)** |
| | |
| Net cash increase for period | (11,624) |
| | |
| Cash at the beginning of period | 31,943 |
| **Cash at the end of period** | **$        20,319** |

5

# WOODBROOK GROUP HOLDINGS, INC.

TABLE OF CONTENTS

**WOODBROOK GROUP HOLDINGS, INC.**
NOTES TO THE FINANCIAL STATEMENTS

## NOTE 1 – GENERAL INFORMATION

Woodbrook Group Holdings Inc. (the "Company") was incorporated as an Oklahoma Corporation. For multi-dwelling and single family residential and hospitality properties, the Company targets, acquires and manages hotel / resorts and casino properties and themed entertainment. The accuracy, repeatability and dependability of the holding company operations is believed to be the perfect structure for the company's growth and success in the hospitality sector.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLES

Accounts receivables are stated at face value. An allowance for uncollectible receivables, if recorded, is based on management's analysis of specific receivables and the Company's prior experience.

PROPERTY AND EQUIPMENT

Property and equipment are capitalized at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally five years with the assets having a 5% salvage value. Equipment purchases over $2,500 are capitalized. When assets are sold or retired their cost and the related accumulated depreciation are removed from the accounts with the resulting gain or loss reflected in the Statement of Profit and Loss.

REVENUE RECOGNITION

The company generates revenue primarily from fees charged to consumers for consumption of virtual merchandise within its intellectual properties. Revenue is recognized according to ASC 605, *Revenue Recognition*, when (1) persuasive evidence of an arrangement exists; (2) services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes in according to ASC 740 Income Taxes, which requires an asset and liability approach. The Company utilizes the liability method under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements, as well as from net operating loss carry forwards. Deferred tax amounts are determined by using tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under currently enacted tax law. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company follows ASC 740 regarding accounting for uncertain tax positions. ASC 740 clarifies the accounting for income taxes by presenting a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined by ASC 740 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount benefit that is greater than fifty percent of being realized upon ultimate settlement. The Company files income tax returns in United States at the Federal level and with the State of California at the state level. The Company is subject to income tax examinations by tax authorities in the federal and state jurisdictions for all years since inception.

## NOTE 3 – PROPERTY AND EQUIPMENT

## NOTE 4 – CAPITAL STRUCTURE

The Company is funded by Founder, partners and family and friends.
As of December 31, 2020，the Company received $418K in return for 7% equity stake in the Company at a valuation cap of $6 million.

## NOTE 5 – SUBSEQUENT EVENTS

Woodbrook Group Holdings Inc. management has evaluated subsequent events for the period from December 31, 2020 through March 2, 2021, the date the financial statements were available to be issued.

Management did not identify any transactions that require disclosure or that would have an impact on the financial statements.

**EXHIBIT B**

*Offering Page will be found on Intermediary's Portal.*

## EXHIBIT C
### *Subscription Agreement (please see company filings for Subscription Agreement)*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

# Exhibit D

*Articles of Incorporation*

**CERTIFICATE OF INCORPORATION**
**WOODBROOK GROUP HOLDINGS, INC.**
**AN OKLAHOMA CORPORATION**

I, the undersigned, being the original Incorporator herein named, for the purpose of forming a corporation under the *General Corporation Act Okla. Stat. Ann. Tit. 18 § 1001 et seq.* ("GCA") to do business both within and without the State of Oklahoma, do make and file this Certificate of Incorporation hereby declaring and certifying that the facts herein stated are true:

## ARTICLE I
## NAME

The name of the Corporation is Woodbrook Group Holdings, Inc.

## ARTICLE II
## PRINCIPAL OFFICE

The Corporation may maintain offices for the transaction of any business at such other places within or without the State of Oklahoma as it may from time to time determine. Corporate business of every kind and nature as may be conducted, and meetings of Directors and shareholders held outside the State of Oklahoma with the same effect as if in the State of Oklahoma.

## ARTICLE III
## PURPOSE

The Corporation is organized for profit and may engage in any lawful activity within or without the State of Oklahoma.

## ARTICLE IV
## SHARES OF STOCK

**Section 1.01 Authorized Shares.**

The Corporation shall have the authority to issue One Billion and Ten Million (1,010,000,000) shares of stock, of which One Billion (1,000,000,000) shares are designated as Common Stock, having a par value of $.0001 per share, and Ten Million (10,000,000) shares are designated as Preferred Stock, having a par value $.0001 per share.

**Section 1.02 Common Stock.**

Dividend Rate. Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time or the GCA, the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

Voting Rights. Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

Liquidation Right. In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject lo the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

No Conversion, Redemption, or Preemptive Right, the holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

Consideration for Shares. The Common Stock authorized by th.is Article shall be issued for such consideration as shall be fixed. from time to time, by the board of directors.

**Section 1.03 Preferred Stock.**

Designation. The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including. without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert is applicable); whenever any shares of any series of preferred stock be subject to redemption by the Corporation and if subject to redemption. the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restriction., and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person. government, governmental agency or political subdivision of a government Toe board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holden of any outstanding Preferred Stock nor the consent of the holden of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior. in any way, to the outstanding series of Preferred Stock or the Common Stock.

Certificate. Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations. and restrictions, if any, relating to the sham of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the GCA.

## Section 1.05 Non-Assessment of Shares.

The Stock of the Corporation, after the amount of the subscription price has been paid in money, property or services, as the Directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.


## ARTICLE V
## DIRECTORS


The business of this Corporation shall be managed by its Board of Directors. The number of such directors shall not be less than one (1) and not more than thirteen (13). The number of directors may be increased or decreased from time to time in the manner provided in the By-Laws. The name(s) and address(s) of the current members of the Board of Directors are as follows:

William H. Burton, 1067 E. Highway 24, Woodland Park, Colorado 80863

*Payment of Expenses.* In addition to any other rights of indemnification permitted by the laws of the State of Oklahoma or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding ( including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or member, manager, or managing member of a predecessor limited liability company or affiliate of such limited liability company or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorney's fees, actually and reasonably incurred by him or her in connection with the defense. Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder, including but not limited to, in connection with such person being deemed an Unsuitable Person (as defined in Article VII hereof).

*Repeal and Conflicts.* Any repeal or modification of these articles above, approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. This Section shall control in any conflict.

## ARTICLE VI
## INCORPORATOR

The name and address of the Incorporator is William H. Burton, 1067 E. Highway 24, Woodland Park, Colorado 80863

## ARTICLE VII
## PERIOD OF DURATION

This Corporation is to have a PERPETUAL existence.

## ARTICLE VIII
## AMENDMENT

Subject at all times to the express provisions of Section 1.05 on the Assessment of Shares, the Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation or its By-Laws, and all rights conferred upon shareholders are granted subject to this reservation. The Board of directors is expressly granted the exclusive power to make, amend, alter or repeal the bylaws of the Corporation.

## ARTICLE IX
## LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition the Corporation shall have the power, in its bylaws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interest of this corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

## ARTICLE X
## CONTRACTS

No contract or other transaction between this corporation and any person, firm or corporation shall be effected by the fact that any officer or director of this corporation is such other party or is, or at some time in the future becomes, an officer, director or partner of such other contracting party, or has now or hereafter a direct or indirect interest in such contract.

**ARTICLE XI**
**REGISTERED OFFICE AND REGISTERED AGENT**

<u>Initial Registered Office and Initial Registered Agent.</u> The address of the initial registered, office is 115 SW 89th Street, Oklahoma City, Oklahoma 73139, and the initial Registered Agent is National Registered Agents, Inc.

# Exhibit E

*Bylaws*

**BY-LAWS
WOODBROOK GROUP HOLDINGS, INC.**

**(AN OKLAHOMA CORPORATION)**

## ARTICLE I

## OFFICES

**Section 1. Registered Office.** The registered office of the corporation in the State of Oklahoma shall be at such place as the board shall resolve.

**Section 2. Other Offices.** The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Oklahoma as the Board of Directors may from time to time determine or the business of the corporation may require.

## ARTICLE II

## CORPORATE SEAL

**Section 3. Corporate Seal.** The corporate seal shall consist of a die bearing the name of the corporation and the inscription, "Corporate Seal-Oklahoma." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

## ARTICLE III

## STOCKHOLDERS' MEETINGS

**Section 4. Place of Meetings.** Meetings of the stockholders of the corporation shall be held at such place, either within or without the State of Oklahoma, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the corporation required to be maintained pursuant to Section 2 hereof.

**Section 5. Annual Meeting.**

(a)     The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

(b)     At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting.  To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c)      Only persons who are confirmed in accordance with the procedures set forth in this paragraph (c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation in accordance with the provisions of paragraph (b) of this Section 5. Such stockholder's notice shall set forth (i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (c) the class and number of shares of the corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 5. At the request of the Board of Directors, any person nominated by a stockholder for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

(d)     For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

### Section 6.  Special Meetings.

(a)     Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time, as the Board of Directors shall determine.

(b)     If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by tele-graphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation.  No business may be transacted at such special meeting otherwise than specified in such notice.  The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request.  Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

### Section 7.  Notice of Meetings.  Except as otherwise provided by law or the Articles of Incorporation, written notice of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or

convened.  Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

**Section 8.  Quorum.**  At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than fifty percent (50%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business.  In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting.  The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.  Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

**Section 9.  Adjournment and Notice of Adjourned Meetings.**  Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions.  When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.  At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.  If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

**Section 10.  Voting Rights.**  For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders.  Every person entitled to vote shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Oklahoma law.  An agent so appointed need not be a stockholder.  No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

**Section 11.  Joint Owners of Stock.**  If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to a District Court in Oklahoma for relief as provided in the General Corporation Law of Oklahoma. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

**Section 12. List of Stockholders.** The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any stockholder who is present.

**Section 13. Action Without Meeting.** No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, or by the written consent of the stockholders setting forth the action so taken and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon were present and voted.

**Section 14. Organization.**

(a)      At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b)      The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

# ARTICLE IV

# DIRECTORS

**Section 15. Number and Qualification.** The authorized number of directors of the corporation shall be not less than one (1) nor more than thirteen (13) as fixed from time to time by resolution of the Board of Directors; provided that no decrease in the number of directors shall shorten the term of any incumbent directors. Directors need not be stockholders unless so required by the Articles of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

**Section 16. Powers.** The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation.

**Section 17. Election and Term of Office of Directors.** Members of the Board of Directors shall hold office for the terms specified in the Articles of Incorporation, as it may be amended from time to time, and until their successors have been elected as provided in the Articles of Incorporation.

**Section 18. Vacancies.** Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

**Section 19. Resignation.** Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

**Section 20. Removal.** Subject to the Articles of Incorporation, any director may be removed by the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote, with or without cause.

## Section 21. Meetings.

(a)     Annual Meetings.  The annual meeting of the Board of Directors shall be held immediately after the annual meeting of stockholders and at the place where such meeting is held.  No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b)     Regular Meetings.  Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 2 hereof.  Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may also be held at any place within or without the state of Oklahoma which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c)     Special Meetings.  Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Oklahoma whenever called by the Chairman of the Board, the President or any two of the directors.

(d)     Telephone Meetings.  Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e)     Notice of Meetings.  Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting.  Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f)     Waiver of Notice.  The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice.  All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

## Section 22. Quorum and Voting.

(a)     Unless the Articles of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 43 hereof, for which a quorum shall be one-third of the exact number of directors fixed from time to time in accordance with the Articles of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Articles of Incorporation provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b)     At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

**Section 23.   Action Without Meeting.**   Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

**Section 24.   Fees and Compensation.**   Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors.   Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

**Section 25.   Committees.**

(a)     Executive Committee.   The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors.   The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation.

(b)     Other Committees.   The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law.   Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c)     Term. Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d)     Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

**Section 26. Organization.** At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

## ARTICLE V

## OFFICERS

**Section 27. Officers Designated.** The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries,

Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

**Section 28. Tenure and Duties of Officers.**

(a)    General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b)    Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c)    Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d)    Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e)    Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f)     Duties of Chief Financial Officer.  The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President.  The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation.  The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.  The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

**Section 29.  Delegation of Authority.**  The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

**Section 30.  Resignations.**  Any officer may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary.  Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time.  Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective.  Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

**Section 31.  Removal.**  Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

## ARTICLE VI

## EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

**Section 32.  Execution of Corporate Instrument.**  The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the President or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiting the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person .or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

**Section 33. Voting of Securities Owned by the Corporation.** All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.



**ARTICLE VII**

**SHARES OF STOCK**


**Section 34. Form and Execution of Certificates.** Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative

participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.  Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

### Section 35.  Lost Certificates.

A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

### Section 36.  Transfers.

(a)      Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b)      The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Oklahoma.

### Section 37.  Fixing Record Dates.

(a)      In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting.  If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.  A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b)      In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action.  If no record date is filed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

 **Section 38.  Registered Stockholders.**  The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Oklahoma.

## ARTICLE VIII

## OTHER SECURITIES OF THE CORPORATION

 **Section 39.  Execution of Other Securities.**  All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons.  Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person.  In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

## ARTICLE IX

## DIVIDENDS

 **Section 40.  Declaration of Dividends.**  Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting.  Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

 **Section 41.  Dividend Reserve.**  Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.


# ARTICLE X

# FISCAL YEAR

**Section 42. Fiscal Year.** The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.


# ARTICLE XI

# INDEMNIFICATION

**Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.**

(a) Directors Officers. The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Oklahoma General Corporation Law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Oklahoma General Corporation Law or (iv) such indemnification is required to be made under subsection (d).

(b) Employees and Other Agents. The corporation shall have power to indemnify its employees and other agents as set forth in the Oklahoma General Corporation Law.

(c) Expense. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said mounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the

Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standard of conduct that make it permissible under the Oklahoma General Corporation Law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed in the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Oklahoma General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Oklahoma General Corporation Law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the Oklahoma General Corporation Law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) Amendments. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

    (i)    The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

    (ii)    The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

    (iii)    The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

    (iv)    References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

    (v)    References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Bylaw.

## ARTICLE XII

## NOTICES

**Section 44. Notices.**

(a)     Notice to Stockholders.   Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the corporation or its transfer agent.

(b)     Notice to directors.  Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c)     Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d)     Time Notices Deemed Given.  All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(e)     Methods of Notice.  It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f)     Failure to Receive Notice. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him ill the manner above provided, shall not be affected or extended in any manner by the failure of such stockholder or such director to receive such notice.

(g)     Notice to Person with Whom Communication Is Unlawful.  Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be require and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person.  Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given.  In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Oklahoma General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h)    Notice to Person with Undeliverable Address.  Whenever notice is required to be given, under any provision of law or the Articles of Incorporation or Bylaws of the corporation, to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the corporation and have been returned undeliverable, the giving of such notice to such person shall not be required.  Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given.  If any such person shall deliver to the corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated.  In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Oklahoma General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.


# ARTICLE XII

# AMENDMENTS

## Section 45.  Amendments.

The Board of Directors shall have the sole power to adopt, amend, or repeal Bylaws as set forth in the Articles of Incorporation.


# ARTICLE XIV

# LOANS TO OFFICERS

Section 46.  Loans to Officers.  The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation.  The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation.

Nothing in these Bylaws shall be deemed to deny, limit, or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

## ARTICLE XV

## BOARD OF ADVISORS

**Section 47.    Board of Advisors.**  The Board of Directors, in its discretion, may establish a Board of Advisors consisting of individuals who may or may not be stockholders or directors of the corporation.  The purpose of the Board of Advisors would be to advise the officers and directors of the corporation with respect to such matters as such officers and directors shall choose, and any other such matters which the members of such Board of Advisors deem appropriate in furtherance of the best interest of the corporation.  The Board of Advisors shall meet on such basis as the members thereof may determine.  The Board of Directors may eliminate the Board of Advisors at any time.  No member of the Board of Advisors, nor the Board of Advisors itself, shall have any authority within the corporation or any decision making power and shall be merely advisory in nature.  Unless the Board of Directors determines another method of appointment, the President shall recommend possible members to the Board of Directors, who shall approve or reject such appointments.

**Declared and certified as the Bylaws of Woodbrook Group Holdings, Inc.**

Adopted on October 27, 2023. Confirmed as to adoption.

**EXHIBIT F**

***Business of CHG***

**Introduction**:

Woodbrook Group Holdings [CHG], with a subsidiary Caribbean Hospitality Group, Inc., which was reincorporated in October of 2023 and is focused on providing the management of operating hotel resorts, some with casinos, convention facilities, waterparks and themed entertainment, that have been targeted for acquisition, upgrade and expansion by CHG. The Company has placed a lot of focus on property liability and loss as property owners, implementing the services of insurance companies and AI systems, employed to mitigate loss. CHG has also implemented vertically integrated luxury brands, management & software systems via an AI protocol with a platform that not only monitors all elements of consumption on each property, but also detects operational anomalies, predicts usage and systems anomalies and prevents catastrophic issues. From revenue management to financial reporting to hiring & training of staff, implementing ROI-optimized software and systems that minimize costs & payroll, while enabling staff to focus on delivering an incredible guest experience, CHG is centrally focused on sustainability and profitability. With a seasoned Revenue Management team, employing proprietary software that powers algorithmic dynamic pricing and automated metasearch marketing, resulting in higher RevPAR & direct bookings for CHG hotels and target markets.

AI technology supplied by **"BRǢN™"** shall be applied to the hotel operations in a variety of ways, such as:

- **Automating front-desk tasks**: AI-powered chatbots can assist guests with booking reservations, answering frequently asked questions, and providing information about the hotel's amenities.
- **Personalizing guest experiences**: AI-powered systems that can analyze guest data to provide personalized recommendations and offers, such as room upgrades or spa services.
- **Improving operational efficiency**: AI-powered systems can be used to optimize room assignments, manage inventory, and predict maintenance needs.
- **Enhancing security**: AI-powered systems can be used to monitor and analyze security footage, detect potential security threats, and respond to emergencies.
- **Smart concierge services**: AI-powered virtual assistants can provide guests with information about local attractions, restaurants, and transportation options, as well as make reservations on their behalf.
- **Predictive maintenance**: AI-powered systems can predict when equipment or systems will fail, allowing for proactive maintenance and reducing downtime.
- **Pricing optimization**: AI-powered systems can be used to optimize pricing for rooms, using data on demand, competition, and other factors to set prices that maximize revenue.

To enhance customer loyalty in the hospitality business, CHG will deliver an everlasting customer experience to our guests. With the introduction of advanced and powerful technology like artificial intelligence, delivering premium guest experiences at reasonable prices has become easier, integrating chatbots that help automate the customer support experience for our customers.

By implementing Artificial Intelligence into the hotels will help CHG make well-informed decisions that can streamline the business flow and optimize performance. Key AI applications into the CHG operations mix are:

## Hotel Operations

With the introduction of AI and digitization in the hospitality industry, chatbots have become the preferred assistance for hoteliers to handle multiple guests.

Chatbots can take care of the online queries of potential guests and minimize the pressure from front desk employees.

Another popular introduction is in the form of self-check-in kiosks, which helps in improving customer service and removes the hassles of tedious check-in routines. Customers can check-in hassle-free and get a consistent guest experience which will help CHG hotels stand out from the rest and strengthen its hold in the industry.

## Revenue Management

Integrating automation into the existing business ecosystem will help increase the efficiency of the business and scale it to new heights. Implementing a powerful AI-backed property management system will help streamline the revenue management.

Allowing for a holistic view of the profits, expenses, and other factors to remain on top of business cash flow, AI-backed tools will help CHG establish the best rates based on the current market scenario and simultaneously communicate the information with the OTA (Online Travel Agencies) network.

The use of Artificial Intelligence will allow CHG to capitalize on a dynamic opportunity available in the market and skyrocket the business revenue model with finesse.

## Next Level of Personalization

AI technology can assist CHG to leverage the power of personalization and help the firm pave the way for better service efficiency and effectiveness. CHG will be able to create a personalized communication experience with its guests and strengthen the relationship and trust. Personalization helps to connect with the customers in a better way and improve a loyal customer base for business scalability, thereby allowing CHG to send personalized messages to each guest to enquire about their experience at the property and periodically send discount offers and other coupons to stay connected with loyal customers.

## Data Analytics

Data is the new oil, and being in the hospitality business, AI can help CHG leverage its customer's data to strengthen the marketing and customer experience. AI tools can help extract valuable data points from a large volume of data that can enable CHG to make well-informed decisions to increase revenue and profitability.

With the power of AI, CHG can retain guests, know its guests' preferences, integrate loyalty programs, and enhance customer service. Using the power of data, CHG will be able to categorize guest lists based on their budget, amenities, and room preference, among other factors.

Data analytics can also be vital for analyzing different surveys and customer feedback to enhance hotel operations. The management team can extract in-depth and detailed performance reports of the in-house team and guests to get a bird's-eye view of different business aspects.

**Multilingual Booking Experience**

In order for CHG to scale its business to have a global footprint, one must adapt to the customers' local language. This requires a need to break the communication barriers between the business and the guests.

AI communication tools can help answer queries around the clock in different parts of the world in different languages. Intelligent chatbots are designed to communicate with local customers using natural language processing (for text) and generation (for voice) in the native language of the guests. It promotes precise and clear communication between the machine and the user.

**The Benefits of AI in Travel & Hospitality**

In order to personalize customer service, the Hospitality sector has started embedding AI technologies into its customer service portfolio and operations. CHG has identified AI platforms that are a game-changer for its ability to identify data patterns and predict guest preferences, including potential operational risks, based on indicative data patterns and learned system metrics from the past. AI utilizes cognitive learning to undertake traditional human functions at much-reduced costs, with Increased efficiency and with no errors.

Guests leave their digital footprint at restaurants, recreational facilities, airlines, shops, events and on social media and so AI will be able to use this valuable data to identify guest preferences, tap into new revenue streams and gain insights for budgeting and annual operational planning so as to accommodate a widening range of guest needs and preferences, which will allow CHG a greater accuracy in predicting guest preferences.

Not too far from now, CHG will seek to employ humanoid robots as receptionists and guides at its hotels and themed events, casinos and guest entertainment areas. It is clear to CHG that implementation of AI will significantly increase profitability for the organization and its shareholders.

The incorporation of Artificial Intelligence (AI) and Machine Learning (ML) will enable CHG to personalize services, analyze customer reviews, offer virtual assistance, structure ML-based dynamic pricing, and empower the organization to better structure its operations and revenue management:

➤ Structure Sensitive Personalized Services
➤ Provide Intelligent Virtual Assistants (via Chatbots)
➤ Streamline Backoffice Automation & Revenue Management / Accounting
➤ Post Trip Follow-up – Loyalty & Sentiment Analysis, leading to Reward Program Offers
➤ Operations Management
➤ Hotel Staff Assistance and Predictive Behavior of Employees
➤ Long & Short-Term Lodging Services

AI will play an increasingly important role in hospitality management, primarily because of its ability to carry out traditionally human functions at any time of the day. This potentially means that hotel owners can save significant money, eliminate human error and deliver superior service.

**The Core Business**:

Lonnie Fuller, as President of Woodbrook Group Holdings, an international Hospitality Management company, with themed entertainment and gaming as core elements of our service offerings. We define success by our effectiveness in sourcing, financing, acquiring, developing, and managing select luxury hospitality & gaming assets with flagship properties globally, while improving the communities and lives of those who come in contact with our organization.

•        Global Hospitality Holdings Group, will offer a full range of services in the hospitality and gaming sector worldwide:
•        Acquisition and disposition of assets
•        Hotel & Casino Development and Management
•        Asset Management
•        Luxury Branding of Hotel, Casino and Hospitality Assets
•        Transformational AI and Financial Transaction Services


The Woodbrook Group Holdings, Inc is a Puerto Rican company (also referred to as "the Company") set up to acquire, merge, develop and manage World Class Hotel Resort properties (referred to as "Project" or "Key Consideration"), with ideal flagship locations. The Company is run by a seasoned managed team that commands decades of experience in the hospitality industry.

Market Need: Mergers and Acquisition in the hospitality sector peaked a few years ago with many of the big players buying up their larger competitors. This trend has slowed and funding for these large acquisitions has become more expensive to finance with the rise in interest rates.
. The management conceived a vision and have looked long and hard for Key Considerations to take advantage during this current trend.

The Projects:  Currently, The Woodbrook Group Holdings Team have been visiting properties and negotiating acquisitions and mergers for several Key Considerations primarily in the Caribbean and Florida coastline locations, with one in Morocco. We believe these strategic properties have significant flagship opportunities globally at these select locations. We carefully evaluate every asset for its realistic current value, future value and potential ROI increases.

Tourism Sector: Current STR hotel rate projections show USA ADR at around $151.10 which is 2.1% higher than 2022 levels and RevPAR at $96.44 which is 3.7% over the 2022.  The company also projects a 2023 occupancy rate of 63.6% which is up from the 62.7% occupancy rate in 2022.  STR also projects 2024 occupancy rate to increase to 65.3% and RevPAR for 2024 is projected to increase 6.6% over 2023.  The American Hotel and Lodging Association recently reported that 2023 nominal room revenue is projected to reach $197.48 billion vs $170.35 billion in 2019, 2019 being the last full pre-pandemic year for the industry.  Room demand in 2023 is also project to surpass pre-pandemic levels (1.3 billion occupied room nights vs 1.29 billion in 2019

Market Outlook: STR estimates that there are 17.5 million hotel guestrooms and 187,000 hotels worldwide.  While Europe has outperformed the Americas, Asia Pacific and Middle East/Africa in terms of occupancy and RevPAR performance.  We believe a global approach to hospitality acquisitions will maximize profitability with a primary focus on the Europe, USA, Latin America and Asia.

**Short-Term Strategy**

_        Identify target M&A properties based on established criteria and then prioritize resources accordingly; implement AI as a major component of our operations to assist in customer service, customer care and concierge services, bookings, revenue projections and increased profitability and security;
_        Execute RM with PubCo and execute on multiple funding strategies (public offerings: Form CF, Reg A+, Reg D(506)b, PIPE, S1 Reg. and Convertible, Collateralized Bonds) including mortgage financing and establish a pipeline of acquisitions;

—  After restructuring the public company, uplist to the NASDAQ or NYSE

**The Hospitality Industry is currently experiencing significant growth**

Current STR hotel rate projections show USA ADR at around $151.10 which is 2.1% higher than 2022 levels and RevPAR at $96.44 which is 3.7% over the 2022. The company also projects a 2023 occupancy rate of 63.6% which is up from the 62.7% occupancy rate in 2022.

STR also projects 2024 occupancy rate to increase to 65.3% and RevPAR for 2024 is projected to increase 6.6% over 2023. The American Hotel and Lodging Association recently reported that 2023 nominal room revenue is projected to reach $197.48 billion vs $170.35 billion in 2019, 2019 being the last full pre-pandemic year for the industry. Room demand in 2023 is also project to surpass pre-pandemic levels (1.3 billion occupied room nights vs 1.29 billion in 2019)

PKF reported that the average American hotel generates 65% of revenue from rooms, while 25% comes from food and beverage and 10% from other outlets. Our model is to build out the food and beverage offerings at our properties as a way to maximize total return. As we acquire several hotels in a city or region, we will look to acquire grocery suppliers in the area to secure and maintain a high level of quality for our properties.

Many of the hotel properties available on the market currently have the location and amenities to support an upgrade to a luxury flag hotel operator with some upgrading of the rooms and common areas. While not all our target properties meet these criteria many of them do and should add to the gross revenues as the nightly room rate is increased with the change to a luxury flag operator.

Many of the hotels we plan to acquire have the space available to significantly add to the number of hotel rooms on site. With some additional investment in the property the number of keys can be expanded by 10% to 300% depending on the hotel. We prefer to acquire properties that have this type of flexibility because we believe that adding keys, casinos where possible and F&B square footage increases both the asset value and the gross revenues in the long run.

STR estimates that there are 17.5 million hotel guestrooms and 187,000 hotels worldwide. While Europe has outperformed the Americas, Asia Pacific and Middle East/Africa in terms of occupancy and RevPAR performance. We believe a global approach to hospitality acquisitions will maximize profitability with a primary focus on the Europe, USA, Latin America and Asia.

**There are distinct trends in the hospitality market that will allow Woodbrook Group Holdings to COMPETE as an important player in the ecosystem.**

**Recent Developments and Market trends  Opportunities**

Funding from traditional sources declined: Mergers and Acquisition in the hospitality sector peaked a few years ago with many of the big players buying up their larger competitors. This trend has slowed and funding for these large acquisitions has become more expensive to finance with the rise in interest rates.

Restricted financing for small to medium sized players. Banks have increasingly restricted financing to smaller acquisitions in the hospitality sector and tightened lending conditions. We believe that mortgage financing and our ability to raise capital in the public markets will allow us to acquire individual properties and blocks of properties as they become available.

**Significant opportunities exist to acquire key hospitality and gaming assets by leveraging our relationships, expertise and knowledge.**

**We will:**

iv.     Identify and pursue acquisition of high-potential properties with value-add assets

ii.     Determining maximum ROI potential taking advantage of the business cycle and market and/or joint venture

iii.    Partner with existing owners to pursue common goals, through management services and/or joint venture

iv.     Providing full hospitality and gaming property services to maximize the value of each asset through introduction of AI and luxury branding.

–       We believe that there are strategic properties and significant flagship opportunities globally at select locations for us to acquire and manage in the hospitality and gaming sector. We carefully evaluate every asset for its realistic current value, future value and potential ROI increases.

–       Our evaluation stems from conducting in-depth, objective and independent research of each individual asset.

–       The potential ROI is identified by empirically evaluating each asset for its inherent quality, its relation to the local micro market and influential economic trends, its potential for market penetration and operation optimization.

–       We match hospitality and gaming properties and business opportunities with the goals of our investors and carefully determine their growth potential and then aggressively execute the agreed-upon action plan.

**EXHIBIT G**
Information

## SWOT

**The following is a listing of the key strengths and weaknesses of CHG, as well as the opportunities and threats that exist within the marketplace**.

| Strengths | Weaknesses |
|---|---|
| • Experience and knowledge of the Project Developers<br>• AI management system<br>• Location: The Caribbean and other high profile tourism destinations.<br>• World-class customer care and market reach under affiliation with significant industry players such as Marriot or Hilton<br>• A wide range of satisfied products and services under the major player flag<br>• Increased safety of guests<br>• Online reservation and rewards program<br>• Customer service commitment<br>• Multiple revenue streams | • The company needs funding and working capital for development and a successful launch<br>• Maintenance cost is unavoidable during the slow season<br>• Fluctuation in pricing will affect the development cost of the project |
| **Opportunities** | **Threats** |
| • Increasing popularity of the hospitality industry<br>• Expansion of services and amenities to generate additional revenue<br>• Services innovation and interior improvements to attract more customers<br>• Improvement in direct marketing plan by the company<br>• Formation of strategic alliances | • Instability of the US economy leads to unpredictable market activity<br>• Larger companies that have more resources and the ability to reach deeper into the market<br>• Political and economical effects<br>• Changes in legislation<br>• Natural calamity<br>• Covid-19 |

- **Revenue Volatility -** The Casino Hotels industry is subject to a low-to-moderate level of revenue volatility. Changes in prevailing economic conditions and the performance of the tourism sector can positively or negatively affect the industry, as most services the industry provides can be considered non-essential entertainment items. Gambling revenue is derived from several different sources, from tourists to professional high-stake gamblers. Problem gamblers, for which demand is not as dependent on underlying economic conditions as other forms of gamblers, also account for a relatively high percentage of the industry's gambling revenue. This diversity of the industry's markets protects it from large swings in revenue to some degree.

  The industry's sources of revenue are diverse, which limits the year-to-year volatility operators are exposed to. As operators earn a greater percentage of their total revenue from nongaming activities, this helps to limit annual volatility in revenue. However, nongaming revenue, such as hotel rooms, restaurants, and entertainment, are also vulnerable to changes in travel demand and overall economic health.

- **Structural Risk:** Catastrophic events such as hurricane and earthquake can cause structural damage. As most of our projects are near or on the ocean and located in Hurricane Wind areas, we will need to acquire and have strong insurance for such possible events.
- **Startup Risk:** In order to face the risks as a new business in the marketplace, the Company will implement a highly effective marketing campaign, build industry connections and communicate its value to potential customers while focusing on how it uniquely fills a market need. Therefore, the Company stands as a viable business opportunity that has the potential to deliver significant returns to any investor or lending institution.
- **Strategic Risk** – These are risks arising from the Company's relationship with the external environment and can impact on its ambition and strategy over the long term. The agenda of the management is an effective decision-making process on the selection of strategic business partners and decisions about potential new initiatives.
- **Tactical Risk –** These are risks that could impact the delivery of the Company's one to three-year targets including implementation of projects. Project risks are managed by project management teams and business sponsors with oversight provided by the senior management.

**Operational Risk -** These include a wide spectrum of day-to-day risks that front-line hotel colleagues and corporate teams face when dealing with guests or ensuring corporate systems and processes are running smoothly. Periodic employee training and assessment on guest satisfaction will be an effective tool to mitigate operational risk.

To raise brand awareness among its intended audiences, the Company will emphasize that the guest choice will be inspiring, personal, empowering, relevant and accessible. The Company's branding, values, and mission will aid in fueling word-of-mouth and on line buzz while building a loyal customer following.



By upholding a positive corporate image in addition to providing its top-quality services, CHG will increase its market share, stand out among its competitors, and become a dominant player in the market. Moving forward, CHG will strive to meet the following objectives as it accomplishes specific keys to success:

## Goals and Objectives

Short term: By end of 2024

- ▶ Acquiring a minimum of eight select properties and beginning development of at least two new hotels/resorts with casinos.
- ▶ Establishing a top-notch leisure management company focusing on hotels and casinos in its first year generating significant annual returns on investment in both asset appreciation and cash flows
- ▶ Securing available funding sources totaling $500M+
- ▶ See attached business memorandums and forecasts by property.

Five year goals:

- ▶ Execute acquisition transactions in excess of $5B in value
- ▶ Expand hotel & gaming revenues substantially every year through growth and maximization using acquisitions, AI and luxury branding opportunities

## KEYS TO SUCCESS

- ▶ Spend in market research and understanding
- ▶ Loyalty and reward scheme to have a loyal customer base
- ▶ Close monitoring of competition
- ▶ Access to multi-skilled and flexible workforce
- ▶ Access to the latest available and most efficient technology and techniques including the introduction of AI into our operations
- ▶ Being part of a franchising chain, such as Marriot or Hilton
- ▶ Receiving the benefit of word-of-mouth recommendations

The hotels will be flagged under one of several major industry players, such as Marriott or Hilton. The primary marketing channel includes marketing efforts through the Franchisor and will be done through a variety of channels including the internet, print, radio, television, email marketing, video blogging, social media, press releases, trade shows and word of mouth.

Promotional and market penetration efforts by franchisor include:

**By Franchisor:**

The franchisor has specifically tailored the marketing strategies to bring guests into the hotel. The franchisor uses proven advertising tools to drive the initial guest counts and exposure. Through the franchising agreement, the company will have access to professionally designed merchandising, promotions, graphics and advertisements intended to reinforce the hotel's brand reputation for serving lodging facilities. The franchisor charges a certain percentage of gross sales as a royalty, of which a certain portion is utilized in marketing and promotion. This fee is used by the franchisor for:

- advertising, promotion, publicity, public relation, market research and other marketing programs;
- developing and maintaining directories of and internet sites for System Hotels;
- developing and maintaining the Reservation Service systems and support; and
- administrative costs and overhead related to the administration or direction of these projects and programs.

Beside franchisor marketing strategies, CHG will also strategize the following market strategies to attract customers:

- **Networking**
  Networking is also a way to build credibility for businesses operating in the Hotels & Motels industry. Opportunities will be created by establishing networks of compatible companies and business people locally, such as travel and tour companies, airlines and other passenger transport services.



- **Email Marketing**
  Properly executed with the right strategies, email marketing will be a cost-effective method to promote business services.



- **Social Media**
  The Company will manage its brand on social media sites, such as Facebook and Twitter. Social media has the potential to reach millions of potential customers.



# Management Structure



**EXHIBIT I**
*"Testing the Waters" Communications*

Company Name: Woodbrook Group Holdings, Inc.



Logo:

Headline: Providing luxury & opulence to the weary traveler

Hero Image



Hotel Resorts at its finest
Quality services, global reach in Top-tier markets, A.I. anayltics
Services to Corporations & Governments
THE Caribbean Hospitality Group

Tags: Public Hospitality Companies, Hotel Resorts, Corporate Travel, Smart Hotels

Pitch text **Summary**

- A premier hospitality services company owning & operating hotels & multi-tenant properties.
- AI implemented for anomaly prediction and customer behavior & predictive rev analysis.
- A certified multi-customer platform for corporate / govt billing and risk analysis.
- SaaS platform deployed for all of our hotel, multi-tenant and themed properties.
- Risk predictive analytics for our hospitality sector & market
- Deployment globally, with a target of over 200 M&A properties and 70 corporate & govt clients

# PROPERTY 1

















# THE COMPANY – BRIEF DESCRIPTION

## Real Estate Portfolio

The company responsible for the exploitation branch owns the properties that are currently home of the establishments. These unique architectural buildings are distinctive from more conventional ones, as they fade into Montreal's cityscape. The properties located at 3988-3998 Saint-Denis and 430 Sherbrooke East offer over 40,800 square feet designed for commercial leasing.

Whether it is the health and fitness center, or the restaurant located in the entirely transformed church, or the boutique hotel situated in a completely renovated heritage building that blend in a new construction, our various businesses stand out by their proximate locations as well as their unique and outstanding architecture or nonetheless, their recognizable architecture.

## Amenities

The company consists of three evolving businesses, respectively complementing each other. The locations of the establishments are ideal and contribute directly to the success of the businesses: from the health and fitness center and the restaurant situated in the heart of Plateau-Mont-Royal to the hotel conveniently located just a few steps from Quartier des Spectacles, surrounded by the city's renown restaurants and downtown's most popular attractions, these properties are an excellent prospective that have yet to reach their operating potential. Despite the recent economic upheaval that have recently disrupted and strongly impacted the operations and revenues of many businesses, our monthly revenues still manage to generate over FIVE HUNDRED THOUSAND DOLLARS ($500,000). To gain insight into our operations the following provides an overview of the different integrated services from each business.

# 1

# L'Espace Thomas
# Urban Health and Fitness Center

3988 Saint-Denis Street - espacethomas.ca

The health and fitness center located in an entirely transformed church was recipient of several architectural awards. This luxurious establishment offers a variety of specialized services for client to benefit from including a thermal bath experience, making this high-end center a place one must visit. Since June 2022, an investment greater than SIX HUNDRED THOUSAND DOLLARS ($600,000) has contributed to the uniqueness of the establishment. The modifications included adding a terrace and pool installations for the spa to provide quality service for all our clients. Among the numerous services offered, clients can take advantage of private and group training, boxing and weightlifting classes, massage therapy, osteopath, physiotherapy and monthly memberships. L'Espace Thomas is equipped for all customers' needs whether they need a day of pampering or a good workout, we got our clients covered.








# ②

# Le Péché
# Restaurant / Speakeasy bar

3998 Saint-Denis Street - pechemtl.com

A restaurant with a speakeasy flair is attached to the fitness center, located in the heart of the restaurant industry. Péché is equipped with a fully-furnished commercial kitchen completing the hotel's kitchen, both equally designed to adapt to varying services: daily lunch/dinner, catering service and various events (weddings, private celebration and company meetings). Clients can benefit from the newly extended terrace from neighboring fitness and health center Espace Thomas, accessible through the outdoor thermal baths or the restaurant. This addition has enhanced all customers' experience. Péché offers a range of services ready to be utilized, the establishment is unique, elegant, and equipped with everything necessary to ensure a continuous success.



**3**

# Hôtel St-Thomas

430 Sherbrooke East - hotelst-thomas.com

This boutique-hotel is ideally situated at the intersection of Plateau-Mont-Royal and Ville- Marie. Offering 23 spacious suites, the establishment provides a variety of complementary services. The design of the hotel, the selection of furniture and the top-quality material used during the construction are all elements that contribute to the exceptional customer experience and comfort that are an integral part of our brand mage.

**Rated 4 ½ stars** (The current organization responsible for ranking hotels does not grant 5 stars if the establishment is not equipped with a conference room that can accommodate at least 300 guests).








# 3

# Hôtel St-Thomas

430 Sherbrooke East - hotelst-thomas.com

Hotel St-Thomas owes its reputation and its excellent rating in various booking sites and by providing only top quality in the facilities, as well as the suitably trained staff and the integrated management systems allowing guests to check-in/out and submit specific requests autonomously. These platforms simplify the stay of the guests and contribute to the upsell of hotel services.

In addition to the numerous international guests, several sports professionals and athletes from the National Hockey League (NHL), the National Basketball Association (NBA), the Fédération Internationale de l'Automobile (FIA), as well as commissioners have all been recurring guests at the St-Thomas Hotel.

  

  

# CONCLUSION

Several recent studies unanimously predict a favorable economic increase for the hospitality market. This long-awaited upturn will undoubtedly contribute to the realization of the strong growth potential announced for this company.

## Increase in tourism spending

Billions in 2012 constant dollars



Note: Data is seasonally adjusted and corrected for price changes

Source : Tableau 36-10-0230-01, Statistique Canada

## Share of tourism spending by international visitors to Canada increases

Share of non-residents in tourism demand



Note: Data is seasonally adjusted and corrected for price changes

Source : Tableau 36-10-0230-01, Statistique Canada

**1 L'Espace Thomas**
3988 Saint-Denis

**2 Le Péché**
3998 Saint-Denis

**3 Hôtel St-Thomas**
430 Sherbrooke East



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